Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Goody’s Family Clothing, Inc.
at
$9.60 Net Per Share in Cash
by
GF Acquisition Corp.
an affiliate of
GMM Capital LLC
and
Prentice Capital Management, LP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M,
NEW YORK CITY TIME, ON MONDAY, DECEMBER 12, 2005,
UNLESS THE OFFER IS EXTENDED.
     The Offer is being made in connection with the Acquisition Agreement and Agreement and Plan of Merger dated as of October 27, 2005 (the “Merger Agreement”) by and among Goody’s Family Clothing, Inc. (“Goody’s”), GF Acquisition Corp. (the “Purchaser”), and GF Goods Inc., the Purchaser’s parent company (“Parent”). The board of directors of Goody’s, based on the recommendation of a special committee consisting of its independent directors, unanimously:

•	determined that the terms of the Offer and the Merger (each as defined herein), taken together, are fair to and in the best interests of Goody’s and its shareholders;

•	approved the Merger Agreement and the transactions contemplated thereby;

•	consented to the Offer; and

•	recommended that Goody’s shareholders accept the Offer and tender their shares to the Purchaser pursuant to the Offer and approve and adopt the Merger Agreement.
     The Offer is conditioned upon there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares of common stock, no par value per share, of Goody’s which, together with shares beneficially owned by the Purchaser or its affiliates, represents at least 51% of the outstanding shares on a fully-diluted basis (assuming the exercise of all options to purchase shares and any other rights to acquire shares on the date of purchase). The Offer is also subject to other conditions. See Section 15.
IMPORTANT
     Any shareholder of Goody’s wishing to tender shares in the Offer must:

•	complete and sign the enclosed Letter of Transmittal (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail, fax or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with the certificate(s) representing the shares tendered;

•	tender such shares pursuant to the procedure for book-entry transfer set forth in Section 3; or

•	request such shareholder’s broker, dealer, commercial bank, trust company or other nominee to effect the tender for such shareholder. A shareholder whose shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such shareholder wishes to tender such shares.
     Any shareholder of Goody’s who wishes to tender shares and cannot deliver certificate(s) representing such shares and all other required documents to the Depositary on or prior to the expiration date or who cannot comply with the procedure for book-entry transfer on a timely basis, may tender such shares pursuant to the guaranteed delivery procedures set forth in Section 3.
     Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Shareholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.
The Information Agent for the Offer is:
D.F. King & Co., Inc.
November 10, 2005

i

SUMMARY TERM SHEET
      This summary term sheet highlights important and material information contained in this Offer to Purchase but is intended to be an overview only. To fully understand the tender offer described in this document, and for a more complete description of the terms of the tender offer, you should read carefully this entire Offer to Purchase, the schedule to this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the Letter of Transmittal provided with this Offer to Purchase. Section references are included to direct you to a more complete description of the topics contained in this summary term sheet.

Parties to the Tender Offer	GF Acquisition Corp. is offering to purchase all of the outstanding shares of common stock of Goody’s Family Clothing, Inc. for $9.60 per share in cash. GF Acquisition Corp. and its parent, GF Goods Inc., were formed by GMM Capital LLC and Prentice Capital Management, LP for the purpose of making the tender offer and is a wholly owned subsidiary of GF Goods Inc., which was also formed for the purpose of making the tender offer. See Section 8 “Certain Information Concerning the Purchaser, Parent and Certain Affiliates.”

Conditions to Tender Offer	The tender offer is conditioned upon, among other things:

• the minimum condition that there be validly tendered and not withdrawn prior to the expiration of the tender offer a number of the shares of common stock of Goody’s that, together with shares beneficially owned by the Purchaser and its affiliates, represents at least 51% of the outstanding shares of common stock on a “fully-diluted basis” (i.e., assuming the exercise of all options to purchase shares and any other rights to acquire shares on the date of purchase); and

• the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

• that no suit, action or proceeding by any governmental authority be pending that:

• seeks to prohibit or impose any material limitations on GF Goods Inc.’s or GF Acquisition Corp.’s ownership or operation of Goody’s’ businesses or assets or to hold separate their respective businesses or assets;

• challenges or seeks to restrain or prohibit the transactions contemplated by the merger agreement or any of the other agreements described in this Offer to Purchase;

• seeks to obtain any material damages from Goody’s, GF Goods Inc. or GF Acquisition Corp.;

• seeks to impose material limitations on the ability of GF Acquisition Corp. to pay for the shares as contemplated by the merger agreement or any of the other agreements described in this Offer to Purchase or to exercise full rights of ownership of the shares; or

• is otherwise is reasonably likely to have a material adverse effect on Goody’s;

• that no order has been enacted, issued, promulgated, enforced or entered by a governmental authority or court that is in effect and has the effect of preventing or prohibiting consummation of the tender offer or the merger or otherwise imposing material limitations on the ability of GF Acquisition Corp. or GF Goods Inc. effectively to acquire or hold Goody’s’ business;

• subject to certain exceptions, there have occurred any events or changes which are reasonably likely to be materially adverse to the business, financial condition or results of operations of Goody’s or prevent or materially delay Goody’s’ ability to perform in all material respects its obligations under the merger agreement; or

• the merger agreement has been terminated in accordance with its terms.

See Section 15 “Certain Conditions of the Offer” for a description of certain other conditions to the offer.

Position of Goody’s Board of Directors	The board of directors of Goody’s, based on the recommendation of a Special Committee consisting of its independent directors, unanimously:

• determined that the terms of the tender offer and the merger, taken together, are fair to and in the best interests of Goody’s and its shareholders,

• approved the merger agreement and the transactions contemplated thereby,

• consented to the tender offer, and

• recommended that Goody’s shareholders accept the tender offer and tender their shares pursuant to the tender offer and approve and adopt the merger agreement.

See the “Introduction” to this Offer to Purchase.

Expiration of Tender Offer	This tender offer expires at 5:00 p.m. New York City time on Monday, December 12, 2005 unless extended. See Section 1 “The Tender Offer — Terms of the Offer.”

Ability to Extend Tender Offer	The tender offer can be extended:

• by GF Acquisition Corp., without the consent of Goody’s:

• if any of the conditions to the tender offer have not been satisfied or waived, but in no event later than January 4, 2006, except in limited circumstances;

• for a period of up to ten business days for any reason;

• for a period up to ten business days in the aggregate if, at December 12, 2005, less than 90% of the outstanding shares of common stock on a fully-diluted basis have been validly tendered and not withdrawn; and

• if required by law;

• by GF Acquisition Corp., without the consent of Goody’s by providing for a “subsequent offering period” of not more than 20 business days; and

• by Goody’s, if any of the conditions to the tender offer have not been satisfied or waived and Goody’s is not in breach of its covenants under the merger agreement.

See Section 1 “The Tender Offer — Terms of the Offer” for more details on the ability to extend the tender offer.

Ability to Withdraw Tendered Shares	The tender of your shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on Monday, December 12, 2005. If we choose to provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered or (ii) any of the shares that you tendered during a subsequent offering period. See Section 1 “The Tender Offer — Withdrawal Rights.”

Certain Effects of the Tender Offer	If the merger does not take place, however, the number of shareholders and the number of shares of Goody’s that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Goody’s common stock.

Merger Following Expiration of the Tender Offer	If, following consummation of the tender offer, GF Acquisition Corp. owns 90% or more of the outstanding shares of common stock of Goody’s, GF Acquisition Corp. intends, and intends to cause Goody’s, to consummate a “short form” merger pursuant to Section 48-21-105 of the Tennessee Business Corporation Act. Shareholder approval of Goody’s, other than GF Acquisition Corp., or the approval of the board of directors of Goody’s, would not be required to consummate the “short form” merger. See Section 12 “Purpose of the Offer; Plans for Goody’s.”

At the effective time of the merger, each share of common stock outstanding will be cancelled in exchange for the right to receive $9.60 in cash (or any higher price per share that is paid in the tender offer) without any interest or dividends thereon, less any applicable withholding of taxes. See Section 11 “The Merger; Other Arrangements — The Merger Agreement.”

Appraisal Rights	No appraisal rights will be available in connection with the tender offer. No appraisal rights will be available in connection with the merger under the Tennessee Business Corporation Act unless the shares are no longer listed on Nasdaq the date of the consummation of the merger. If the shares are delisted from Nasdaq prior to the date of the consummation of the merger, shareholders would be entitled to appraisal rights in connection with the merger. Shareholders will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith in the event shareholders have appraisal rights in connection with the merger. See Section 17 “Appraisal Rights.”

      See Section 1 “The Tender Offer” and Section 11 “The Merger Agreements; Other Arrangements” of this Offer to Purchase for a more complete description of the tender offer and the transactions contemplated following the consummation of the tender offer.

QUESTIONS AND ANSWERS
      GF Acquisition Corp. is offering to purchase all of the outstanding shares of common stock of Goody’s Family Clothing, Inc. for $9.60 per share in cash. The following are some of the questions you may have as a shareholder of Goody’s and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the enclosed Letter of Transmittal because the information provided below is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.
Who is offering to buy my securities?
      GF Acquisition Corp. is a Tennessee corporation and a wholly owned subsidiary of GF Goods Inc., a Delaware corporation. GF Acquisition Corp. and GF Goods Inc. are affiliates of GMM Capital LLC and Prentice Capital Management, LP and were formed for the sole purpose of making this tender offer and have carried on no activities other than in connection with the acquisition of Goody’s. See the “Introduction” to this Offer to Purchase and Section 8.
      Unless the context indicates otherwise, we will use the terms “us,” “we” and “our” in this Offer to Purchase to refer to the GF Acquisition Corp. and, where appropriate, GF Goods Inc., GMM Capital LLC and Prentice Capital Management, LP.
What are the classes and amounts of securities sought in the tender offer?
      We are seeking to purchase all of the outstanding shares of common stock of Goody’s. See the “Introduction” Section 1 “Terms of the Offer” to this Offer to Purchase.
How much are you offering to pay? What is the form of payment?
      We are offering to pay you $9.60 per share in cash.
Will I have to pay any fees or commissions?
      If you are the record owner of your shares and you tender your shares to us in this tender offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.
Do you have the financial resources to make payment?
      Yes. GF Acquisition Corp. will have sufficient funds available to purchase all shares validly tendered and not withdrawn in this tender offer through funding provided by its affiliates, GMM Capital LLC and Prentice Capital Management, LP. Additionally, GMM Capital LLC and Prentice Capital Management, LP, may obtain loans from one or more financial institutions to finance their equity commitment. Our tender offer is not conditioned on any financing arrangements. See Section 9 “Source and Amount of Funds” of this Offer to Purchase.
Is your financial condition relevant to my decision to tender my shares in this tender offer?
      We do not believe our financial condition is relevant to your decision to tender your shares in this tender offer because:

•	the tender offer is being made for all outstanding shares solely for cash,

•	the tender offer is not subject to any financing condition, and

•	if we consummate the tender offer, we will acquire all remaining shares for the same cash price in the subsequent merger.

How does this tender offer relate to the previously announced merger between Goody’s and affiliates of Sun Capital Partners, Inc.?
      On October 10, 2005, Goody’s announced that Goody’s and affiliates of Sun Capital Partners, Inc. had entered into a definitive agreement and plan of merger pursuant to which Sun Capital Partners IV, LP would have acquired Goody’s through its wholly owned subsidiary, GFC Enterprises Inc. Under the terms of the agreement, Goody’s stockholders would have received $8.00 in cash for each outstanding share of Goody’s common stock. Goody’s, however, was permitted under the terms of the agreement to terminate the agreement in order to accept a superior proposal offered by another party. Our proposed offer was deemed by Goody’s board of directors to be a superior proposal to the announced agreement between Goody’s and Sun Capital. As a result, Sun Capital terminated its previously announced tender offer and Goody’s entered into a new merger agreement with GF Acquisition Corp. and GF Goods Inc. See Section 10 “Background of the Offer; Past Contacts or Negotiations with Goody’s” in this Offer to Purchase.
What does the Goody’s board of directors recommend regarding this tender offer?
      We are making this tender offer pursuant to our merger agreement with Goody’s, which, based on the recommendation of a special committee consisting of its independent directors, the Goody’s board of directors unanimously:

•	determined that the terms of the tender offer and the merger, taken together, are fair to and in the best interests of Goody’s and its shareholders,

•	approved the merger agreement and the transactions contemplated thereby,

•	consented to the tender offer, and

•	recommended that Goody’s shareholders accept the tender offer and tender their shares pursuant to the tender offer and approve and adopt the merger agreement.
      See the “Introduction” to this Offer to Purchase.
Will Robert M. Goodfriend and Goody’s other directors and executive officers tender their shares in the tender offer?
      Yes. Robert M. Goodfriend, the Chief Executive Officer of Goody’s, and all of his family members and family trusts, have entered into a support agreement with us pursuant to which they have agreed to accept the tender offer and to tender their shares pursuant to the tender offer. As of October 27, 2005, these individuals owned an aggregate of 13,755,370 shares and held options to purchase an additional 849,000 shares (767,000 of which will be exercised in advance of the expiration of the tender offer and tendered in the tender offer and the remaining 82,000 of which will be cancelled), or approximately 42.8% of the shares outstanding on that date (assuming the exercise of all options not to be cancelled). See Section 11 “The Merger Agreement; Other Arrangements” in this Offer to Purchase. In addition, Goody’s has advised us that, to its knowledge, all of its directors and executive officers intend to tender their shares in the tender offer, unless the merger agreement is terminated in accordance with its terms, including by reason of a superior proposal, as defined in the merger agreement.
How long do I have to decide whether to tender in the tender offer?
      You will have at least until 5:00 p.m., New York City time, on Monday, December 12, 2005, to tender your shares in the tender offer unless the offer is extended. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Sections 1 and 3 “Terms of the Offer” and “Procedures for Accepting the Offer and Tendering Shares,” respectively, in the Offer to Purchase.

Can the tender offer be extended and under what circumstances?
      We have agreed in the merger agreement that:

•	without the consent of Goody’s, we may extend the tender offer beyond the scheduled expiration date if any of the conditions to the tender offer have not been satisfied or waived, but in no event later than January 4, 2006, the 45th business day following the date of the merger agreement, except in limited circumstances;

•	without the consent of Goody’s, we may provide for a “subsequent offering period” of not more than 20 business days. A subsequent offering period is different from an extension of the tender offer. During a subsequent offering period, you would not be able to withdraw any of the shares that you had already tendered (because we would have already accepted those shares for payment); you also would not be able to withdraw any of the shares that you tender during the subsequent offering period;

•	Goody’s may require us to extend the expiration date for a period of up to ten business days if any of the conditions to the tender offer have not been satisfied or waived and Goody’s is not in breach of its covenants under the merger agreement;

•	without the consent of Goody’s, we may extend the tender offer beyond the scheduled expiration date for a period of up to ten business days for any reason;

•	without the consent of Goody’s, we may extend the tender offer beyond the scheduled expiration date if, at that date, less than 90% of the outstanding shares of common stock on a fully-diluted basis have been validly tendered and not withdrawn for a period up to ten business days in the aggregate; and

•	without the consent of Goody’s, we may extend the tender offer if required by law.
      See Section 1 “Terms of the Offer” of this Offer to Purchase for more details on our ability to extend the tender offer.
How will I be notified if the tender offer is extended?
      If we extend the tender offer, we will inform Computershare Shareholder Services, Inc. (the depositary for the tender offer) of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the tender offer was scheduled to expire. See Section 1 “Terms of the Offer” in this Offer to Purchase.
What are the most significant conditions to the tender offer?
      We are not obligated to buy any shares if:

•	shares representing less than 51% of the outstanding shares on a fully-diluted basis, including the shares beneficially owned by the Purchaser or its affiliates, have been validly tendered and not withdrawn before the expiration date of the tender offer; we call this condition the “minimum condition”;

•	any applicable waiting period under the HSR Act or any foreign antitrust or competition law or regulation has not expired or terminated;

•	there is pending any suit, action or proceeding by any governmental authority seeking to prohibit or impose any material limitations on GF Goods Inc.’s or GF Acquisition Corp.’s ownership or operation of all or a material portion of their or Goody’s businesses or assets, or to compel GF Goods Inc. or GF Acquisition Corp. or their respective subsidiaries and affiliates to dispose of or hold separate any material portion of the business or assets of Goody’s or GF Goods Inc.; challenging the acquisition by GF Goods Inc. or GF Acquisition Corp. of any shares under the tender offer or any shares pursuant to the stock option agreement, seeking to restrain or prohibit the making or consummation of the tender offer or the merger or the performance of any of the other transactions contemplated by the merger agreement, the stock option agreement or any of the other agreements described in this Offer to Purchase, or seeking to obtain from Goody’s, GF Goods Inc. or GF Acquisition Corp. any material damages; seeking to impose material limitations on the ability of GF Acquisition Corp., or rendering GF Acquisition Corp. unable, to accept for payment, pay for or purchase some or all of the shares pursuant to the tender offer, the stock option agreement and the merger; seeking to impose material limitations on the ability of GF Acquisition Corp. or GF Goods Inc. effectively to exercise full rights of ownership of the shares; or which otherwise is reasonably likely to have a material adverse effect on Goody’s;

•	there is enacted, issued, promulgated, enforced or entered any order by a governmental authority or court that is in effect and has the effect of preventing or prohibiting consummation of the tender offer or the merger or otherwise imposing material limitations on the ability of GF Acquisition Corp. or GF Goods Inc. effectively to acquire or hold Goody’s business;

•	subject to certain exceptions, there have occurred any events or changes which are reasonably likely to be materially adverse to the business, financial condition or results of operations of Goody’s or prevent or materially delay Goody’s ability to perform in all material respects its obligations under the merger agreement; or

•	the merger agreement has been terminated in accordance with its terms.

      The tender offer is also subject to a number of other conditions. We can waive some of the conditions to the tender offer without Goody’s consent; however, we cannot waive the minimum condition. See Section 15 “Certain Conditions of the Offer” in this Offer to Purchase.
How do I tender my shares?
      To tender your shares, you must deliver the certificates representing your shares, together with a completed Letter of Transmittal and any other documents required by the Letter of Transmittal, to Computershare Shareholder Services, Inc., the depositary for the tender offer, not later than the time the tender offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase. If your shares are held in street name, your shares can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the depositary must receive the missing items within the time period specified in the notice. See Section 3 “Procedures for Accepting the Offer and Tendering Shares” in this Offer to Purchase.
Until what time may I withdraw previously tendered shares?
      The tender of your shares may be withdrawn at any time prior to 5:00 p.m., New York City time, on Monday, December 12, 2005 or such later date as the tender offer may be extended. If we choose to provide a subsequent offering period, you would not be able to withdraw (i) any shares that you already tendered or (ii) any of the shares that you tendered during a subsequent offering period. See Section 4 “Withdrawal Rights” in this Offer to Purchase.
How do I withdraw previously tendered shares?
      To withdraw shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary, Computershare Shareholder Services, Inc., while you still have the right to withdraw the shares. If you tendered shares by giving instructions to a bank or broker, you must instruct the bank or broker to arrange for the withdrawal of your shares. See Section 4 “Withdrawal Rights” in this Offer to Purchase.
If I decide not to tender, how will the tender offer affect my shares?
      If the merger described above takes place, shareholders not tendering in the tender offer will receive the same amount of cash per share that they would have received had they tendered their shares in the tender offer. Therefore, if the merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you will be paid earlier if you tender your shares. If the merger does not take place, however, the number of shareholders and the number of shares of Goody’s that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for Goody’s common stock. Also, as described above, the shares may no longer be eligible to be traded through Nasdaq and Goody’s may cease making filings with the Securities and Exchange Commission or otherwise may not be required to comply with the rules relating to publicly held companies. See the “Introduction” and Section 13 “Certain Effects of the Offer” of this Offer to

Purchase. As described under “Will I have appraisal rights?” below, you may be entitled to appraisal rights in connection with the merger if the shares are no longer listed on Nasdaq on the date of the consummation of the merger.
If the tender offer is completed, will Goody’s continue as a public company?
      No. Following the purchase of shares in the tender offer, we are required under the merger agreement to complete the merger, if the conditions to the merger are satisfied. If the merger takes place, Goody’s will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares:

•	there may be so few remaining shareholders and publicly held shares that Goody’s common stock will no longer be eligible to be traded through Nasdaq;

•	there may not be a public trading market for Goody’s common stock; and

•	Goody’s may cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the rules relating to publicly held companies.
      See Section 13 “Certain Effects of the Offer” in this Offer to Purchase.
Will the tender offer be followed by a merger if all of the shares are not tendered in the tender offer?
      Yes, unless the conditions to the merger are not satisfied or waived. If we accept for payment and pay for at least such number of shares that, together with shares beneficially owned by the Purchaser or its affiliates, represents the minimum condition, we are required under the merger agreement to merge with and into Goody’s, if the conditions to the merger are satisfied. If the merger takes place, GF Goods Inc. will own all of the shares of Goody’s and all shareholders of Goody’s remaining after the tender offer other than us will receive $9.60 per share in cash (or any higher price per share that is paid in the tender offer). See the “Introduction” to this Offer to Purchase. See Section 11 for a description of the conditions to the merger.
Will I have appraisal rights?
      No appraisal rights are available in connection with the tender offer. No appraisal rights will be available in connection with the merger unless the shares are no longer listed on Nasdaq on the date of the consummation of the merger. If the shares are delisted from Nasdaq prior to the date of the consummation of the merger, shareholders would be entitled to appraisal rights in connection with the merger. Shareholders will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith in the event shareholders have appraisal rights in connection with the merger.
What is the market value of my shares as of a recent date?
      On October 5, 2005, the last full day of trading before the public announcement by Goody’s of its intention to execute the merger agreement with Sun Capital, the last sale price of Goody’s common stock reported was $7.26 per share on Nasdaq. On October 26, 2005, the last full day of trading before the public announcement by Goody’s of its intention to execute the merger agreement, the last sale price of Goody’s common stock reported was $9.01 per share on Nasdaq. On November 9, 2005, the last full day of trading before the commencement of our tender offer, the closing price of Goody’s common stock reported was $9.53 per share on Nasdaq. We encourage you to obtain a recent quotation for shares of Goody’s common stock in deciding whether to tender your shares. See Section 6 “Price of Shares” in this Offer to Purchase.
What are the United States federal income tax consequences of tendering shares?
      The receipt of cash for shares pursuant to the tender offer or the merger will be a taxable transaction for United States federal income tax purposes and possibly for state, local and foreign income tax purposes as well. In general, a shareholder who sells shares pursuant to the tender offer or receives cash in exchange for shares pursuant to the merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the shares sold pursuant to the tender offer or exchanged for cash pursuant to the merger. If the shares sold or exchanged constitute capital assets in the hands of the shareholder, such gain or loss will be capital gain or loss. In general, capital gains recognized by an individual will be subject to a maximum United States federal income tax rate of 15% if the shares were held for more than one year, and if held for one year or less they will be subject to tax at ordinary income tax rates. See Section 5 “Certain United States Federal Income Tax Consequences” in this Offer to Purchase.
      Shareholders are urged to consult their own tax advisors as to the particular tax consequences to them of the tender offer and the merger, including the effect of United States, federal, state and local tax laws or foreign tax laws.
Whom should I call if I have questions about the tender offer?
      You may call D.F. King & Co., Inc. at (212) 269-5550 or (800) 488-8075 (toll free). D.F. King & Co., Inc. is acting as the information agent for the tender offer. See the back cover of this Offer to Purchase for further information on how to obtain answers to your questions.

To the Holders of Shares of Common Stock of Goody’s:
INTRODUCTION
      GF Acquisition Corp. (the “Purchaser”), a Tennessee corporation and wholly owned subsidiary of GF Goods Inc., a Delaware corporation (“Parent”), hereby offers to purchase all outstanding shares of common stock, no par value per share (the “Common Stock”), of Goody’s Family Clothing, Inc. (“Goody’s”), a Tennessee corporation (the shares of Common Stock are referred to as the “Shares”), at a price of $9.60 per Share, net to the seller in cash without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).
      The Offer is being made pursuant to the Acquisition Agreement and Agreement and Plan of Merger dated as of October 27, 2005 (the “Merger Agreement”) by and among Goody’s, Parent and the Purchaser. The Merger Agreement provides that the Purchaser will be merged with and into Goody’s (the “Merger”) with Goody’s continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Goody’s or Parent or any of their respective subsidiaries (including Purchaser), all of which will be canceled) will be converted into the right to receive $9.60 or any greater per Share price paid in the Offer in cash, without interest (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11, which also contains a discussion of the treatment of stock options.
      Tendering shareholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Shareholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any service fees. The Purchaser will pay all charges and expenses of Computershare Shareholder Services, Inc. as depositary (the “Depositary”), and all charges and expenses of D.F. King & Co., Inc. as information agent (the “Information Agent”), incurred in connection with the Offer. See Section 18.
      The Board of Directors of Goody’s (the “Goody’s Board”), based upon the recommendation of the Special Committee consisting of the independent directors of Goody’s’ Board (the “Special Committee”), unanimously (i) determined that the terms of the Offer and the Merger, taken together, are fair to and in the best interests of Goody’s and its shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, (iii) consented to the Offer, and (iv) recommended that Goody’s shareholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.
      Goody’s has advised the Purchaser that Rothschild, Inc. (“Rothschild”), Goody’s financial advisor, has delivered to the Goody’s Board a written opinion dated October 27, 2005, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $9.60 per Share cash consideration to be received by holders of Shares in the Offer and Merger (other than Robert M. Goodfriend, certain members of his family and certain related entities) was fair, from a financial point of view, to such holders. The full text of Rothschild’s written opinion, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is included as Annex A to Goody’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is being mailed to shareholders concurrently with this Offer to Purchase. Holders of Shares are urged to read the Schedule 14D-9, including the full text of Rothschild’s opinion, carefully.
      The Offer is conditioned upon there being validly tendered in accordance with the terms of the Offer and not withdrawn prior to the expiration date of the Offer that number of Shares which, together with the Shares then owned by the Purchaser, represents at least 51% of the outstanding Shares on a fully-diluted basis on the date of purchase or 18,667,062 Shares (the “Minimum Condition”). For purposes of the Offer, “fully-diluted basis” means, as of any date, the number of Shares outstanding, and all shares of such class of stock which are issuable directly or indirectly upon conversion of all then outstanding convertible securities or upon the exercise or exchange of all outstanding options, warrants or other rights which are convertible into or exchangeable for Goody’s securities or other rights, whether or not such convertible securities, options, warrants or other rights are then convertible, exercisable or exchangeable, but excluding the option granted to the Purchaser under the Stock Option Agreement, as more fully described in this Offer to Purchase. The Offer is also subject to the satisfaction of certain other conditions. See Section 15.
      Goody’s has advised the Purchaser that, on October 27, 2005, 33,136,497 Shares were issued and outstanding and 3,465,585 Shares were issuable upon exercise of stock options.
      In connection with the Merger Agreement, Robert M. Goodfriend, the Chief Executive Officer of Goody’s, and all of his family members and related entities (collectively, the “Principal Shareholders”), who collectively own in the aggregate approximately 39.7% of the issued and outstanding Shares on a fully-diluted basis, have entered into a Support Agreement, dated as of October 27, 2005 (the “Support Agreement”) with Parent and the Purchaser pursuant to which the Principal Shareholders have agreed, unless the Merger Agreement is terminated in accordance with its terms, including by reason of a Superior Proposal, (i) to tender their Shares (including any Shares acquired after the execution of the Support Agreement, including upon the exercise of any outstanding in the money options to purchase shares of Common Stock under any plan, program or arrangement of Goody’s) to the Purchaser pursuant to the Offer and (ii) to vote such Shares in favor of the Merger and Merger Agreement and against any acquisition proposal other than the Merger. Mr. Goodfriend and his family and related entities also granted an option to Parent and the Purchaser to acquire their shares at the Merger price of $9.60 per share. The option would be exercisable for a 30-business-day period in the event that the Merger Agreement is terminated by Goody’s for any reason (except as a result of a material breach of the Merger Agreement by Purchaser or Parent or the failure of Purchaser to timely commence the Offer), including as the result of a Superior Proposal (as defined in the Merger Agreement) and under certain other circumstances if the Purchaser or Parent terminates the Merger Agreement. See Section 11.
      Goody’s has advised the Purchaser and Parent that, to the knowledge of Goody’s, all directors and executive officers of Goody’s intend to tender their Shares pursuant to the Offer unless the Merger Agreement is terminated in accordance with its terms, including by reason of a Superior Proposal.
      The Merger Agreement provides that upon the purchase of the Shares pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the next whole number (but in no event more than one less than the total number of directors on the Goody’s Board), as will give Parent representation on Goody’s Board equal to the product of (i) the number of authorized directors on Goody’s Board (giving effect to the directors elected pursuant to this provision) and (ii) the percentage that the number of Shares owned by Parent or the Purchaser or any of their affiliates bears to the aggregate number of Shares outstanding (the “Board Percentage”), and Goody’s will promptly satisfy the Board Percentage by increasing the size of the board of directors or securing the resignations of the number of directors as is necessary to enable Parent’s designees to be elected to the Goody’s Board and will cause Parent’s designees to be so elected. At each such time, Goody’s will also cause (i) each committee of the Goody’s Board, (ii) the board of directors of each of Goody’s subsidiaries and (iii) each committee of such board of directors to include persons designated by Parent constituting the same percentage of each such committee or board of directors as the Board Percentage. Goody’s obligations with regard to board and committee membership are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In the event Parent’s designees are elected or appointed to Goody’s Board, the directors on Goody’s Board must include at least such number of directors as may be required by the rules of the Nasdaq National Market, Inc. (“Nasdaq”) or the federal securities laws and the SEC rules and regulations thereunder who are considered independent directors within the meaning of the rules of Nasdaq, and Purchaser shall not be entitled to obtain the resignations of three of Goody’s current independent directors.
      The Merger is subject to the satisfaction or waiver of certain conditions, including, if required, the approval and adoption of the Merger Agreement by the shareholders by the affirmative vote of a majority of all votes entitled to be cast. If the Minimum Condition is satisfied, the Purchaser would have sufficient voting power to approve the Merger without the affirmative vote of any other shareholder of Goody’s. If, following consummation of the Offer, the Purchaser owns 90% or more of the outstanding Shares, the Purchaser intends, and the Purchaser intends to cause Goody’s, to consummate the Merger as a “short form” merger pursuant to Section 48-21-105 of the Tennessee Business Corporation Act (“TBCA”). Under such circumstances, neither the approval of any holder of Shares other than the Purchaser, or of the Goody’s Board, would be required. Assuming outstanding options are converted to cash or canceled pursuant to the Merger Agreement rather than exercised and tendered in the Offer (other than the options to be exercised by certain Principal Shareholders and tendered in the Offer pursuant to the Support Agreement), the Purchaser will need to acquire, in addition to the shares currently owned by Prentice Capital Management, LP and the tender of Shares owned by the Principal Shareholders, an additional 13,910,677 Shares in the Offer to reach the 90% ownership level necessary to effect such a “short-form” merger.
      Goody’s has granted the Purchaser an irrevocable option (the “Top-Up Option”) if the Minimum Condition is met and the Purchaser accepts for payment pursuant to the Offer at least 80% of the Shares of Goody’s then outstanding but less than 90% of the Shares of Goody’s then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares already owned by the Purchaser at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding on a fully-diluted basis, at a price per share equal to $9.60 net per Share. In no event may the Purchaser exercise the Top Up Option for a number of shares that would violate the rules and regulations of Nasdaq.
      This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as described under “Withdrawal Rights” below. The term “Expiration Date” means 5:00 p.m., New York City time, on Monday, December 12, 2005, unless the Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Date” means the latest time and date on which the Offer, as so extended, expires.
      The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15 of this Offer to Purchase and Annex A to the Merger Agreement. Subject to the provisions of the Merger Agreement, the Purchaser may waive any or all of the conditions to its obligation to purchase Shares pursuant to the Offer (other than the Minimum Condition). If by the initial Expiration Date or any subsequent Expiration Date any or all of the conditions to the Offer have not been satisfied or waived, subject to the provisions of the Merger Agreement, the Purchaser may elect to (i) terminate the Offer and return all tendered Shares to tendering shareholders, (ii) waive all of the unsatisfied conditions (other than the Minimum Condition) and, subject to any required extension, purchase all Shares validly tendered by the Expiration Date and not properly withdrawn or (iii) extend the Offer, provided that such extension may not be beyond January 4, 2006, the 45th business day following the date of the Merger Agreement, except in limited circumstances.
      Parent and the Purchaser have expressly reserved the right to modify the terms of the Offer, except that, without the prior written consent of Goody’s, neither Parent nor the Purchaser may (i) decrease the price per Share or change the form of consideration payable in the Offer, (ii) decrease the number of Shares sought in the Offer, (iii) amend or waive satisfaction of the Minimum Condition, or (iv) add to or amend any condition to the Offer in any manner adverse to the shareholders of Goody’s (other than insignificant changes or amendments).
      Subject to the terms of the Merger Agreement, the Purchaser may (but is not obligated to), without the consent of Goody’s, (1) extend the Offer, if at the Expiration Date, any of the conditions to Purchaser’s obligation to purchase Shares is not satisfied, until such time as such condition is satisfied or waived but in no event later than January 4, 2006, the 45th business day following the date of the Merger Agreement, except in limited circumstances, (2) provide for a “subsequent offering period” (as defined in Rule 14d-11 under the Exchange Act) of not more than 20 additional business days, (3) extend the Offer for a period not to exceed ten business days for any reason, (4) extend the Offer, if at the Expiration Date, less than 90% of the Shares have been validly tendered and not withdrawn for one or more periods of up to an aggregate of not more than 10 additional business days, or (5) extend the Offer for any period required by law. In addition, Goody’s has the option to require the Purchaser to extend the Offer no more than ten business days, if at the Expiration Date, any of the conditions to the tender offer have not been satisfied or waived and Goody’s is not in breach of its covenants under the merger agreement.
      Subject to the applicable rules and regulations of the Securities and Exchange Commission (the “SEC”) and the provisions of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to waive any condition to the Offer (other than the Minimum Condition) or otherwise amend the Offer in any respect, in each case by giving oral or written notice of such extension, termination, waiver or amendment to the Depositary and by making a public announcement thereof. If the Purchaser accepts for payment any Shares pursuant to the Offer, it will accept for payment all Shares validly tendered prior to the Expiration Date and not properly withdrawn, and will pay for all Shares so accepted for payment as soon as practicable.
      The rights reserved by the Purchaser described in the preceding paragraph are in addition to the Purchaser’s rights pursuant to Section 15 of this Offer to Purchase. Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to shareholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to the Dow Jones News Service.
      If the Purchaser extends the Offer or if the Purchaser is delayed in its acceptance for payment of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described herein under Section 4. However, the ability of the Purchaser to delay the payment for Shares that the Purchaser has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of shareholders promptly after the termination or withdrawal of such bidder’s offer and (ii) the terms of the Merger Agreement, which require that the Purchaser pay for Shares that are tendered pursuant to the Offer as soon as permitted under applicable law.
      If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to shareholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten business days may be required to allow for adequate dissemination to shareholders. Accordingly, if, prior to the Expiration Date, the Purchaser increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth business day from the date that notice of such increase or decrease is first published, sent or given to shareholders, the Offer will be extended at least until the expiration of such tenth business day.
      Goody’s has provided the Purchaser with Goody’s shareholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Goody’s shareholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.
      Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver to the extent permitted by the Merger Agreement of all the conditions to the Offer set forth in Section 15, the Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn pursuant to the Offer as soon as it is permitted to do so under applicable law. Subject to the Merger Agreement and compliance with Rule 14e-1(c) under the Exchange Act, the Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 16.
      In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates evidencing such Shares (the “Share Certificates”) or timely confirmation of a book-entry transfer (a “Book-Entry Transfer Confirmation”) of such Shares into the Depositary’s account at the Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined below) in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal.
      The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering shareholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to the Purchaser’s rights under Section 1 hereof, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering shareholders are entitled to withdrawal rights as described in Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will interest on the Offer Price for the Shares be paid, regardless of any delay in making such payment.
      If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering shareholder (or, in the case of Shares tendered by book-entry transfer in the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.
      Valid Tenders. In order for a shareholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of the Shares, and any other documents required by the Letter of Transmittal must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date and either (1) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case on or prior to the Expiration Date, or (2) the guaranteed delivery procedures described below must be complied with. If Share Certificates are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal must accompany each such delivery.
      The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering shareholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.
      Book-Entry Transfer. The Depositary will make a request to establish accounts with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry transfer, and any other documents required by the Letter of Transmittal, must in any case be received by the Depositary at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the guaranteed delivery procedures described below must be complied with.
      Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.
      Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (1) if the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) if the Shares are tendered for the account of a firm that is participating in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued, in the name of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
      Guaranteed Delivery. If a shareholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such shareholder’s Shares are not immediately available or such shareholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

(1) such tender is made by or through an Eligible Institution;

(2) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by the Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

(3) the Share Certificates evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal are received by the Depositary within three Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.
      The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution and a representation that the shareholder owns the Shares tendered within the meaning of, and that the tendered Shares effected thereby comply with, Rule 14e-4 under the Exchange Act, each in the form set forth in the form of Notice of Guaranteed Delivery made available by the Purchaser.
      In all cases, Shares will not be deemed validly tendered unless a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) is received by the Depositary.
      Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion, which determination shall be final and binding on all parties. The Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. The Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular shareholder, whether or not similar defects or irregularities are waived in the case of other shareholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser. None of the Purchaser, Parent, or any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
      Appointment of Proxy. By executing the Letter of Transmittal or Agent’s Message as set forth above, a tendering shareholder irrevocably appoints designees of the Purchaser as such shareholder’s proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder’s rights with respect to the Shares tendered by such shareholder and accepted for payment by the Purchaser (including with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts such Shares for payment. Upon such acceptance for payment, all prior proxies given by such shareholder with respect to such Shares (and such other Shares and securities) will be revoked without further action, and no subsequent proxies may be given nor any subsequent written consent executed by such shareholder (and, if given or executed, will not be deemed to be effective) with respect thereto. The designees of the Purchaser will, with respect to the Shares for which the appointment is effective, be empowered to exercise all voting and other rights of such shareholder as they in their sole discretion may deem proper at any annual or special meeting of Goody’s shareholders or any adjournment or postponement thereof, by written consent in lieu of any such meeting or otherwise. The Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon the payment for such Shares, the Purchaser must be able to exercise full voting rights with respect to such Shares.
      Other Requirements. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering shareholder’s acceptance of the Offer, as well as the tendering shareholder’s representation and warranty that such shareholder has the full power and authority to tender and assign the Shares tendered and that the tender of Shares complies with Rule 14(e)-4(a)(4) under the Exchange Act, as specified in the Letter of Transmittal. The Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and the Purchaser upon the terms and subject to the conditions of the Offer.
      Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold 28% of the amount of any cash payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to such payments to certain shareholders pursuant to the Offer, each such shareholder must provide the Depositary with such shareholder’s correct taxpayer identification number (“TIN”) and certify that such shareholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal. Certain shareholders (including, among others, all corporations and certain foreign individuals and entities) are generally not subject to backup withholding. If a shareholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the shareholder and payment of cash to the shareholder pursuant to the Offer may be subject to backup withholding. All shareholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Non-corporate foreign shareholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. See Instruction 11 of the Letter of Transmittal.

4.	Withdrawal Rights.
      Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment by the Offeror pursuant to the Offer, may also be withdrawn at any time after January 9, 2006. If all of the conditions to the Offer have been met or waived (other than the Minimum Condition), the Purchaser must pay for all Shares already tendered and immediately accept and pay for all Shares tendered and not withdrawn during any subsequent offering period, and there will be no withdrawal rights during the subsequent offering period.
      For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name, address and TIN of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.
      If the Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as described herein.

      All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. None of the Purchaser, Parent or any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.
      Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 hereof.

5.	Certain United States Federal Income Tax Consequences.
      The following is a summary of certain United States federal income tax consequences of the Offer and the Merger to shareholders of Goody’s whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to shareholders of Goody’s. The discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with a retroactive effect. The discussion applies only to shareholders of Goody’s in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This discussion does not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to certain types of shareholders (such as insurance companies, tax-exempt organizations, financial institutions and broker-dealers) who may be subject to special rules. This discussion does not discuss the United States federal income tax consequences to any shareholder of Goody’s who, for United States federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust, nor does it consider the effect of any foreign, state or local tax laws.
      Because individual circumstances may differ, each shareholder should consult his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax, and any state, local and foreign tax laws and of changes in such laws.
      The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, a shareholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the shareholder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss provided that a shareholder’s holding period for such Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 15% or, in the case of a Share that has been held for one year or less, will be subject to tax at ordinary income tax rates. Certain limitations apply to the use of a shareholder’s capital losses.
      A shareholder whose Shares are purchased in the Offer or exchanged pursuant to the Merger may be subject to backup withholding at the rate of 28% unless certain information is provided to the Depositary (or to the paying agent if the Shares are exchanged pursuant to the Merger) or an exemption applies. Any amounts required to be withheld under the backup withholding rules are not an additional tax and may be refunded or credited against a shareholder’s federal income tax liability if the required information is furnished to the Internal Revenue Service. See Section 3 for a discussion of the backup withholding rules in connection with the Offer.

6.	Price of Shares.
      The Shares currently trade on the Nasdaq National Market under the symbol “GDYS.” The following table sets forth, for the periods indicated, the high and low bid prices per Share for the periods indicated as reported by Nasdaq.
Goody’s Family Clothing, Inc.

	High	Low

Fiscal Year Ended January 31, 2004:
First Quarter ended May 3, 2003	$5.09	$3.05
Second Quarter ended August 2, 2003	9.25	4.90
Third Quarter ended November 1, 2003	10.86	7.37
Fourth Quarter ended January 31, 2004	10.86	8.06
Fiscal Year Ended January 29, 2005:
First Quarter ended May 1, 2004	$14.80	$8.00
Second Quarter ended July 31, 2004	13.14	8.11
Third Quarter ended October 30, 2004	9.18	7.35
Fourth Quarter ended January 29, 2005	10.20	7.85
Fiscal Year Ending January 28, 2006:
First Quarter ended April 30, 2005	$11.10	$7.89
Second Quarter ended July 30, 2005	$8.32	$6.75
Third Quarter ended October 29, 2005	$9.50	$6.66
Fourth Quarter ending January 28, 2006 (through November 9, 2005)	$9.70	$9.47
      The following table sets forth the cash dividends per share paid on the Shares for the fiscal years ended January 31, 2004 and January 29, 2005, the first three quarters of the fiscal year ending January 28, 2006. Goody’s has ceased paying its quarterly dividends as required under the terms of the Merger Agreement.

Dividends Paid

Fiscal Year Ended January 31, 2004:
First Quarter ended May 3, 2003	$0.00
Second Quarter ended August 2, 2003	$0.00
Third Quarter ended November 1, 2003	$0.02
Fourth Quarter ended January 31, 2004	$0.02
Fiscal Year Ended January 29, 2005:
First Quarter ended May 1, 2004	$0.02
Second Quarter ended July 31, 2004	$0.02
Third Quarter ended October 30, 2004	$0.03
Fourth Quarter ended January 29, 2005	$0.03
Fiscal Year Ending January 28, 2006:
First Quarter ended April 30, 2005	$0.03
Second Quarter ended July 30, 2005	$0.03
Third Quarter ended October 29, 2005	$0.03
      On October 5, 2005, the last full day of trading before the public announcement by Goody’s of its intention to execute the Sun Capital IV Merger Agreement (as defined below), the last sale price of Goody’s common stock reported was $7.26 per share on Nasdaq. On October 26, 2005, the last full day of trading before the public announcement by Goody’s of its intention to execute the Merger Agreement, the closing price of the Shares on the Nasdaq National Market was $9.01 per Share. On November 9, 2005, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the Nasdaq National Market was $9.53 per Share. Shareholders are urged to obtain a current market quotation for the Shares.

7.	Certain Information Concerning Goody’s.
      The information concerning Goody’s contained in this Offer to Purchase, including, without limitation, financial information, information concerning the background of the transactions contemplated by the Merger Agreement and the recommendation of the Goody’s Board, has been furnished by Goody’s or its representatives or taken from or based upon publicly available reports on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to such publicly available information (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. Although Parent and the Purchaser do not have any knowledge that would indicate that any statements contained herein based upon such information is untrue, neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of such information, or for any failure by Goody’s to disclose events that may have occurred and may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser.
      General. Goody’s is a Tennessee corporation with its principal offices located at 400 Goody’s Lane, Knoxville, Tennessee 37922. The telephone number of Goody’s is (865) 966-2000. According to Goody’s Annual Report on Form 10-K filed with the SEC on April 15, 2005, Goody’s is a retailer of moderately priced family apparel with 357 stores in 20 states as of January 29, 2005. Goody’s primarily locates its stores in small to midsized markets in the Southeast, Midwest and Southwest regions of the United States that have demographic characteristics consistent with its targeted customer. All of Goody’s stores are leased, average approximately 27,600 gross square feet, and are generally located in strip shopping centers. Goody’s manages its core functions, such as purchasing, pricing, marketing and advertising, distribution, planning and allocation, real estate, finance, and information systems, from its centrally located corporate office in Knoxville, Tennessee. Goody’s has two distribution centers, one each in Knoxville, Tennessee, and Russellville, Arkansas.
      Available Information. The Shares are registered under the Exchange Act. Accordingly, Goody’s is subject to the informational reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Goody’s filings are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of these materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.
      Summary Financial Information. Set forth below is certain summary financial information for each of Goody’s last two fiscal years excerpted from Goody’s Annual Report on Form 10-K for the fiscal year ended January 29, 2005 filed with the SEC on April 15, 2005, as well as unaudited financial information for the 26-week periods ended July 30, 2005 and July 31, 2004 excerpted from Goody’s Quarterly Report on Form 10-Q filed with the SEC on August 24, 2005. More comprehensive financial information is included in the referenced filings (including management’s discussion and analysis of financial condition and results of operations) and other documents filed by Goody’s with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein. Copies of such reports and other documents may be examined at or obtained from the SEC in the manner set forth above.

Goody’s Family Clothing, Inc.
Summary Financial Information

			Twenty-Six Weeks	Twenty-Six Weeks
	Fiscal Year Ended	Fiscal Year Ended	Ended	Ended
	January 29, 2005	January 31, 2004	July 30, 2005	July 31, 2004

	(Dollars in thousands, except for per share amounts)
			(Unaudited)
Statement of Operations Data:
Sales	$1,266,993	$1,227,032	$584,373	$597,510
Gross profit	375,560	359,182	164,798	181,861
Earnings (loss) from operations	24,020	27,433	(13,039)	14,640
Net earnings (loss)	15,653	17,722	(7,203)	9,349
Net earnings (loss) per share:
Basic	$0.48	$0.54	$(0.22)	$0.28

Diluted	$0.46	$0.53	$(0.22)	$0.28

Cash dividends declared per share	$0.11	$0.06	$0.06	$0.05

Weighted average shares outstanding:
Basic	32,897	32,675	32,978	32,926
Diluted	33,755	33,395	32,978	33,897
Balance Sheet Data (at end of period):
Cash and Cash Equivalents	$121,614	$123,033	$88,997	$108,354
Working capital	144,091	135,272	128,125	140,773
Total assets	503,400	455,937	491,824	489,431
Long-term liabilities	26,032	18,263	30,626	18,386
Shareholders’ equity	238,901	226,944	231,494	235,787
      Other Financial Information. In connection with Parent’s review of the transactions contemplated by the Merger Agreement, Goody’s provided Parent with certain non-public financial information concerning Goody’s. That information included, among other things, projections for the fiscal years ending January 28, 2006 and February 3, 2007 which were provided on or about October 19, 2005. Set forth below is a summary of certain information contained in the projections furnished to Parent.
Financial Projections of Goody’s

	Projected Fiscal	Projected Fiscal
	Year Ending	Year Ending
	January 28,	February 3,
	2006	2007

Sales	$1,292,344	$1,387,291
Comparable Store Sales Growth	-3.39%	1.90%
Gross Profit	$367,447	$408,630
Selling, General and Administrative Expenses	$371,420	$391,054
EBITDA	$24,106	$43,782
Operating Income (Loss)	$(3,974)	$17,576
Net Income (Loss)	$(1,519)	$11,205
Cash (at period end)	$109,347	$114,958
      These projections should be read together with the financial statements of Goody’s, which can be obtained from the SEC. These projections were prepared by Goody’s solely for internal use and not with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Parent in connection with its evaluation of a business combination transaction. The projections do not purport to present Goody’s operations in accordance with generally accepted accounting principles, and Goody’s independent auditors have not examined or compiled the projections presented and accordingly assume no responsibility for them. These projections were prepared on a going concern basis and do not give effect to termination fees, transaction expenses or changes that may be implemented by Parent or the Purchaser. These projections are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. These risks include industry performance, general business and economic conditions, changing competition and other matters. Goody’s has advised Parent that its internal financial forecasts (upon which the projections provided to Parent were based in part) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to differing interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions, all made by management of Goody’s, with respect to industry performance, general business, economic, market and financial conditions and other matters, including effective tax rates consistent with historical levels for Goody’s, all of which are difficult to predict, many of which are beyond Goody’s control, and none of which is subject to approval by Parent or the Purchaser. Parent believed that Goody’s projections are unduly optimistic, and has discounted them accordingly.

8.	Certain Information Concerning the Purchaser, Parent and Certain Affiliates.
      General. The Purchaser, a Tennessee corporation, is a wholly owned subsidiary of Parent, a Delaware corporation. The Purchaser and Parent were formed for the purpose of entering into a business combination transaction with Goody’s and have not carried on any activities other than in connection with the Offer and the Merger. Parent is a privately held company owned by GMM Capital LLC and Prentice Capital Management, LP. We refer to these entities and persons as the “Purchaser Group.” The general partner of Prentice Capital Management, LP is Michael Zimmerman. The sole member of GMM Capital LLC is GMM Trust. The principal office of GMM Capital LLC is located at c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022 and their telephone number is (212) 688-6288. The principal offices of Prentice Capital Management, LP and Michael Zimmerman are located at 623 Fifth Avenue, 32nd Floor, New York, NY 10022 and their telephone number is (212) 756-8040. The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of each of the entities in the Purchaser Group is set forth on Schedule I to this Offer to Purchase.
      Except as described in this Offer to Purchase or in Schedule I, (1) none of the Purchaser Group nor, to the best knowledge of the persons in the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any member of the Purchaser Group or any of the persons so listed, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of the members of the Purchaser Group nor, to the best knowledge of the persons in the Purchaser Group, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.
      Except as provided in the Merger Agreement, the Support Agreement, the Stock Option Agreement or as otherwise described in this Offer to Purchase, none of the members of the Purchaser Group nor, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Goody’s, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.
      Except as set forth in this Offer to Purchase, none of the members of the Purchaser Group nor, to the best knowledge of the members of the Purchaser Group, any of the persons listed on Schedule I to this Offer to Purchase, has, during the past two years, had any business relationship or transaction with Goody’s or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contracts, negotiations or transactions between any member of the Purchaser Group or any of their subsidiaries or, to the best knowledge of the members of the Purchaser Group, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Goody’s or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction of settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
      Available Information. Pursuant to Rule 14d-3 under the Exchange Act, the Purchaser Group has filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and related exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Purchaser’s filings with respect to the Offer are also available to the public on the SEC’s Internet site (http://www.sec.gov). Copies of these materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

9.	Source and Amount of Funds.
      The Offer is not conditioned upon any financing arrangements. Parent and the Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares in the Offer (including Shares expected to be outstanding upon the exercise of options pursuant to the Support Agreement, but excluding Shares owned by members of the Purchaser Group) will be approximately $312 million (excluding related fees and expenses).
      Parent and the Purchaser were formed solely for the purpose of investing in Goody’s, and have no meaningful assets, liabilities or historical financial information, other than a commitment by GMM Capital LLC and Prentice Capital Management, LP (“GMM/ Prentice”), the owners of Parent, that they will contribute on or prior to the Offer Payment Date, directly or indirectly through one or more affiliates, an amount in cash equal to the aggregate Offer Price, subject to the terms and conditions set forth in the equity commitment letter dated as of October 27, 2005 by and between Parent and GMM/ Prentice (the “Commitment Letter”), a copy of which has been filed as an exhibit to the Schedule TO. Under the terms of the Commitment Letter, the only conditions to the funding obligations of GMM/ Prentice are (1) that each of the conditions to the consummation of the Offer shall have been satisfied or waived and (2) that the Merger Agreement shall not have been terminated.
      Although equity contributions required under the Commitment Letter will provide the Purchaser with sufficient funds to consummate the acquisition of all outstanding Shares in the Offer, it is anticipated that the ultimate source of funds for the Offer will be a combination of equity contributions from GMM/ Prentice and their affiliates and loans from one or more financial institutions. It is also anticipated that the ultimate source of funds for the Merger will be a combination of equity contributions from GMM/ Prentice and its affiliates and loans from one or more financial institutions. The exact form, terms and conditions of these loans, to the extent available on commercially reasonable terms, have not been determined. In the event these loans cannot be obtained on terms that are satisfactory to Parent and the Purchaser in their sole discretion, Parent and the Purchaser will obtain all of the funds necessary to complete the Offer and the Merger from equity contributions from GMM/ Prentice as required under the Commitment Letter. As of October 27, 2005, Prentice Capital Management, LP had committed capital of not less than $1.2 billion and GMM Capital LLC had net assets of not less than $100 million.

10.	Background of the Offer; Past Contacts or Negotiations with Goody’s.
      The information set forth below regarding Goody’s was provided by Goody’s, and none of Purchaser, Parent or GMM/ Prentice takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate.
      Between January and August 2005, Goody’s, with the assistance of its financial advisor, Rothschild, engaged in discussions with a number of parties concerning their interest in a potential transaction with Goody’s. One of such parties, Sun Capital Partners IV, LP (“Sun Capital”) had made a non-binding indication of interest to acquire Goody’s at a price representing a 15% to 30% premium of Goody’s to the then current market price of Goody’s, but insisted on a 30-day exclusivity period during which it would complete its due diligence and simultaneously negotiate a merger agreement. On August 19, 2005, Goody’s and an affiliate of Sun Capital Partners IV, LP (“Sun Capital”) entered into a thirty day agreement pursuant to which Goody’s agreed to negotiate exclusively with Sun Capital, subject to Goody‘s’ right to evaluate a recapitalization during such period. On the same day, Mr. Goodfriend also signed the thirty day exclusivity agreement. Following this date, Sun Capital conducted due diligence with respect to Goody’s and provided Goody’s with a first draft of the Acquisition Agreement and Agreement and Plan of Merger with the affiliates of Sun Capital (the “Sun Capital IV Merger Agreement”).
      On September 12, 2005, Sun Capital verbally conveyed a revised indication of interest to acquire Goody’s at a price of $8.00 per share on a fully diluted basis, subject to satisfactory completion of financial due diligence and the negotiation of definitive documentation. Sun Capital indicated to Goody’s that its financial due diligence had revealed deteriorating performance during the first half of fiscal 2005 and continuing into the third quarter, as well as weak year-over-year performance on a consolidated basis and on a comparable store basis. Goody’s had announced a comparable store sales decline of 0.3% for August 2005, as compared with the prior fiscal year.
      Over the next two weeks, the Sun Capital IV Merger Agreement was negotiated and Sun Capital’s due diligence continued. On September 16, 2005, the Sun Capital affiliate and Goody’s entered into an extension until October 3, 2005 of the exclusivity agreement with such Sun Capital affiliate.
      During September and October 2005, there were separate negotiations between counsel to Sun Capital and counsel to Mr. Goodfriend regarding the support agreement by him, certain members of his family and certain related entities.
      On September 27, 2005, Financo, Inc., GMM/ Prentice’s financial advisor, contacted Rothschild to express GMM/ Prentice’s interest in a transaction.
      On September 29, 2005, GMM Capital LLC and Prentice Capital Management, LP (“GMM/ Prentice”) delivered an unsolicited offer to Goody’s offering to purchase Goody’s at a range of $8.25 to $9.00 per share of common stock, subject to due diligence. On that day, Prentice Capital Management, LP filed a Statement on Schedule 13G with the SEC disclosing that it had acquired 6.27% of the issued and outstanding Shares. On October 6, 2005, each of Prentice Capital Management, LP and GMM Capital LLC publicly filed the letter as an exhibit to their respective Statements on Schedule 13D filed with the SEC.
      On September 29, 2005, Goody’s notified Sun Capital that it had received a letter from GMM/ Prentice expressing an interest in acquiring Goody’s at a price in the range of $8.25 to $9.00 (the “September 29 Proposal”) and requesting 10 days to conduct due diligence on Goody’s. Prentice Capital Management, LP and GMM Capital LLC each publicly filed the letter on amendments to their respective Statements on Schedule 13D on October 6, 2005.
      Between September 30, 2005 and October 7, 2005, various drafts of the merger documentation were exchanged and various discussions took place among Goody’s, Sun Capital and their respective advisors as well as counsel to Mr. Goodfriend.
      On October 2, 2005, counsel to Sun Capital conveyed to counsel to Goody’s that Sun Capital was opposed to Goody’s provision of confidential information to GMM/ Prentice and indicated that Sun Capital would seriously consider terminating negotiations with Goody’s unless Goody’s agreed to extend Sun Capital’s exclusivity, which was set to expire that day.
      On October 3, 2005, Sun Capital and Goody’s resolved certain open issues concerning the Sun Capital IV Merger Agreement and then entered into an extension of their exclusivity agreement through October 7, 2005.
      On October 6, 2005, Goody’s issued a press release announcing that it had reached an agreement in principle with Sun Capital to acquire Goody’s.
      On October 8, 2005, Goody’s and Sun Capital executed the Sun Capital IV Merger Agreement, a support agreement and a stock option agreement and Sun Capital presented Goody’s with a copy of an executed commitment letter, in each case dated as of October 7, 2005.
      On the evening of October 8, 2005, following the execution of the Sun Capital IV Merger Agreement, the Goody’s Board received an unsolicited proposal from a second bidder (“Bidder 2”), who had previously expressed interest in Goody’s, to acquire Goody’s at a purchase price of $8.75 to $9.25, subject to due diligence.
      On October 9, 2005, Goody’s and Sun Capital issued a joint press release publicly announcing the transaction on October 10, 2005.

      On October 11, 2005, Goody’s filed with the SEC a Current Report on Form 8-K which included the full text of the Sun Capital IV Merger Agreement and related agreements as exhibits.
      On October 11, 2005, Goody’s received a revised proposal from GMM/ Prentice under which GMM/ Prentice offered an all cash bid of $8.50 per share, with the possibility of a higher price upon completion of due diligence (the “October 11 Proposal”). The October 11 Proposal took into account Goody’s’ obligations to pay a termination fee and expenses under the Sun Capital IV Merger Agreement, and affirmed that the price paid to the shareholders of Goody’s, net of the termination fee and expenses, would be $8.50 per share. The October 11 Proposal had no financing contingency and GMM/ Prentice indicated their willingness to agree to the same tender offer and merger structure as in the Sun Capital IV Merger Agreement and substantially the same terms as were in the Sun Capital IV Merger Agreement. The proposal also indicated a willingness to complete due diligence within 10 business days.
      On October 12, 2005, Goody’s and GMM/ Prentice entered into a confidentiality agreement and Goody’s began providing confidential information for review by GMM/ Prentice. In addition, on October 12, 2005, Goody’s announced the Goody’s Board’s determination in a press release and indicated that it would begin discussions with GMM/ Prentice for a period of up to ten business days.
      On October 11, 2005, Goody’s notified Sun Capital of the revised proposal from GMM/ Prentice and each of GMM Capital LLC and Prentice Capital Management, LP filed amendments to their respective Statements on Schedule 13D, each of which included the revised proposal as an exhibit.
      Between October 12, 2005 and October 14, 2005, representatives of GMM/ Prentice conducted due diligence and participated in numerous meetings with management of Goody’s.
      On October 14, 2005, Goody’s received a revised acquisition proposal from Bidder 2. On October 15, 2005, the Goody’s Board met to review the revised acquisition proposal from Bidder 2 at an all cash price of $8.85 per share, subject to due diligence, with the possibility of a higher price upon completion of due diligence. The proposal took into account Goody’s’ obligations to pay a termination fee and expenses under the Sun Capital IV Merger Agreement, and affirmed that the price paid to the shareholders of Goody’s, net of the termination fee and expenses, would be $8.85 per share. Similar to the October 11 Proposal from GMM/ Prentice, Bidder 2’s proposal had no financing contingency and Bidder 2 indicated its willingness to agree to the tender offer and merger structure contained in the Sun Capital IV Merger Agreement and to a form of merger agreement on substantially the same terms as were in the Sun Capital IV Merger Agreement. Bidder 2 also agreed to complete its due diligence within two weeks which the Goody’s Board understood to be consistent with the 10 business days allowed under the Sun Capital IV Merger Agreement. The Goody’s Board determined that this new offer would reasonably be expected to lead to a Superior Proposal and that, based upon the recommendation of the Special Committee, after consultation with its financial advisors and outside legal advisors, consideration of the offer was necessary for the Goody’s Board to comply with its fiduciary duties to the shareholders of Goody’s. Therefore, Goody’s notified Sun Capital that, as permitted under the Sun Capital IV Merger Agreement, it would be commencing a discussion and due diligence period of up to 10 business days with Bidder 2 in order to enable the Goody’s Board to determine whether the offer was a Superior Proposal. Goody’s publicly announced receipt of this proposal on October 17, 2005.
      Over the next few days, due diligence discussions and the provision of information and separate meetings between management of Goody’s and representatives of GMM/ Prentice and management of Goody’s and representatives of Bidder 2 took place. On October 18, 2005, counsel to Goody’s provided a draft of a proposed merger agreement to counsel to each of GMM/ Prentice and Bidder 2 reflecting changes from the Sun Capital IV Merger Agreement sought by Goody’s. The draft merger agreement was accompanied by a form of binding offer letter which Goody’s advised the competing bidders would be required for the Goody’s Board to determine that an offer was a Superior Proposal. The offer letter provided that the offer would be held open for four business days, which coincided with the four business day period during which Goody’s was obligated under the Sun Capital IV Merger Agreement to negotiate in good faith with Sun Capital following the receipt of a Superior Proposal (the “Sun Capital Negotiating Period”).
      On the evening of October 20, 2005, GMM/ Prentice submitted an all cash offer of $8.75 per share together with documents that had been executed by the affiliates of GMM/ Prentice (the “October 20 Offer”). The October 20 Offer was not subject to due diligence or a financing contingency, but, as a condition to the effectiveness of the offer, required the Goody’s Board to make a determination within 24 hours of Goody’s’ receipt of the offer that it was a Superior Proposal. If such determination were made, the October 20 Offer was to have been held open until October 27, 2005, which would coincide with the last day of the Sun Capital Negotiating Period. The October 20 Offer reaffirmed the willingness of GMM/ Prentice to agree to the same tender offer and merger structure as in the Sun Capital IV Merger Agreement and substantially the same terms as were in the Sun Capital IV Merger Agreement, except for certain changes to the Support Agreement to be entered into by Mr. Goodfriend and certain of his family members and related entities (the “Principal Shareholders”). The changes to the Support Agreement restricted the Principal Shareholders from selling their Shares to any party other than a designee of GMM/ Prentice for a period of one year following the termination of the merger agreement and provided GMM/ Prentice with an option to purchase the Shares held by the Principal Shareholders at any time during such period for $8.75 per share.
      On October 21, 2005, an affiliate of Sun Capital commenced the tender offer for a purchase price of $8.00 per share contemplated by the Sun Capital IV Merger Agreement.
      Also on October 21, 2005, Goody’s and GMM/ Prentice discussed the terms of the October 20 Offer. In particular, Goody’s requested additional time to review the offer and for the Goody’s Board to analyze the offer and make a determination that the October 20 Offer was a Superior Proposal. Upon further discussion, GMM/ Prentice agreed to revise the offer to leave it open until midnight on Sunday, October 23, 2005. In addition, Goody’s and GMM/ Prentice discussed certain aspects of the Support Agreement and GMM/ Prentice agreed to revise the Support Agreement that had been provided as part of the October 20 Offer to limit the period during which the Principal Shareholders would be bound by the restrictions against transfer and the period during which the option would be exercisable to a 30 business day period beginning upon termination of the Merger Agreement. Goody’s also sought an increase in the offer price. Goody’s provided revised disclosure schedules to GMM/ Prentice later that day.
      The Goody’s Board met on the evening of October 21, 2005 and was briefed by representatives of Rothschild and counsel as to the October 20 Offer and the discussions that had taken place over the day with GMM/ Prentice. Following the meeting of the Goody’s Board, counsel to GMM/ Prentice distributed a revised offer (the “October 21 Offer”) and merger documentation reflecting the agreements reached with counsel to Goody’s, including an extension of the time period for the Goody’s Board to consider the offer until midnight on Sunday, October 23, 2005.
      On Sunday, October 23, 2005, Goody’s and GMM/ Prentice further discussed the provisions of the Support Agreement, including the circumstances under which the option to purchase the Shares held by the Principal Shareholders would be exercisable. At that time, GMM/ Prentice notified Goody’s that they were modifying the time period during which they would agree to hold the offer open, such that if Sun Capital were to provide notice that it was terminating the Sun Capital IV Merger Agreement prior to the end of the Sun Capital Negotiating Period, Goody’s would be required to enter into the Merger Agreement immediately after the termination of the Sun Capital IV Merger Agreement. This change would preclude Goody’s from continuing to negotiate with Bidder 2 or considering any alternative proposals once the Sun Capital IV Merger Agreement was terminated.
      That night, the Goody’s Board met to discuss the terms of the October 21 Offer as modified earlier in the day. The Goody’s Board identified a number of issues and recessed its meeting until Goody’s’ representatives had an opportunity to discuss these issues with GMM/ Prentice.
      At that time, counsel to Goody’s again advised counsel to Bidder 2 that it would need to expedite its offer if it wanted to be sure that it had an opportunity to participate in the bidding process. Bidder 2 told counsel to Goody’s that it was doing what it could to complete its due diligence quickly and that it was in the process of setting up a board meeting for early in the week to discuss an acquisition proposal.
      Various discussions among Goody’s, GMM/ Prentice and their respective advisors relating to the issues raised at the earlier meeting of the Goody’s Board then occurred. GMM/ Prentice insisted that Goody’s be obligated to enter into the Merger Agreement immediately upon termination of the Sun Capital IV Merger Agreement, if that were to occur before the full four business days Sun Capital Negotiating Period had expired. GMM/ Prentice did agree, however, to increase their purchase price to $8.85, which matched the nonbinding proposal of Bidder 2 (the “October 23 Offer”).
      Later that night, the Goody’s Board reconvened, during which time the Goody’s Board reached a determination that the October 23 Offer was a Superior Proposal.
      Following the Goody’s Board’s determination that the October 23 Offer was a Superior Proposal, counsel to Goody’s and counsel to GMM/ Prentice finalized the offer documents early in the morning on October 24, 2005. Goody’s then notified Sun Capital that the Goody’s Board had determined that the October 23 Offer was a Superior Proposal, that the four business day Sun Capital Negotiating Period would commence that day and of Goody’s’ intent to terminate the Sun Capital IV Merger Agreement at the end of the Sun Capital Negotiating Period.
      On October 24, 2005, Goody’s issued a press release regarding the Goody’s Board’s determination that the October 23 Offer was a Superior Proposal and that the four business day period had commenced. In addition, representatives of Bidder 2 met with management of Goody’s and continued to perform due diligence with respect to Goody’s.
      Later that day, representatives of Bidder 2 requested that Goody’s waive its rights under the confidentiality agreement between Bidder 2 and Goody’s so that Bidder 2 would be allowed to contact Sun Capital or that Goody’s contact Sun Capital on their behalf in order to ask Sun Capital to delay its termination of the Sun Capital IV Merger Agreement so that Bidder 2 would have adequate time to complete its due diligence and to secure its financing. Representatives of Bidder 2 also advised Goody’s that the board of directors of Bidder 2 was attempting to schedule a board meeting for October 25 or October 26 to consider a firm offer. Goody’s advised Bidder 2 of its unwillingness to accede to either such request and that it should hasten its due diligence and its board meeting.
      Later that day and again on the next day, counsel to Sun Capital advised counsel to Goody’s that the hurricane affecting the South Florida area was slowing down Sun Capital’s efforts to make a determination regarding the October 23 Offer.
      On Wednesday, October 26, 2005, at approximately 4:00 p.m. Eastern time, Bidder 2 advised Goody’s that its board of directors had approved an all cash offer of $9.60 per share and that offer documents were being prepared. A letter containing a binding offer was received within the hour and a form of merger agreement followed shortly thereafter. Counsel to Goody’s promptly notified Sun Capital of Bidder 2’s offer. GMM/ Prentice were also advised that Goody’s had received a binding offer from a third party at $9.60 per share. The offer letter and merger documents received from Bidder 2 were substantially similar to those provided by GMM/ Prentice, aside from the per share price of $9.60. The initial offer letter received from Bidder 2 provided that Goody’s would have until 2:30 a.m. on Thursday, October 27, 2005 to notify Sun Capital that it had received a Superior Proposal and to notify GMM/ Prentice that it was not accepting their offer and then until midnight on October 30, 2005 to execute the merger agreement, unless Sun Capital terminated the Sun Capital IV Merger Agreement prior to such time, in which case Goody’s would have to enter into the merger agreement immediately. Upon further discussion with counsel to Bidder 2, the offer letter was revised to provide that Goody’s was required to notify Sun Capital of its intent to terminate the Sun Capital IV Merger Agreement and to reject the offer from GMM/ Prentice, and then Goody’s would have until midnight on October 31, 2005 to execute the merger agreement, unless Sun Capital terminated the Sun Capital IV Merger Agreement prior to such time, in which case Goody’s would have 12 hours from the time it was so notified of such termination to execute the merger agreement with Bidder 2.
      At 5:00 p.m., the Goody’s Board was briefed by representatives of Rothschild and counsel to Goody’s as to the basic terms of Bidder 2’s proposal. The Goody’s Board instructed the representatives of Rothschild to ask each of GMM/ Prentice, on the one hand and Bidder 2, on the other hand, to provide their best and highest offer by 11:00 p.m. so that the Goody’s Board could make a final determination as to which offer it would accept. The Goody’s Board agreed to reconvene at 11:30 p.m., which would allow time to evaluate the offer, to discuss certain issues which were of concern to the Goody’s Board and ensure that Goody’s had received the best and highest offers of each of the interested parties. Following such meeting, each of GMM/ Prentice and Bidder 2 were asked by Rothschild to provide their best and highest offer by 11:00 p.m.
      That evening, various discussions between counsel to Goody’s and counsel to Bidder 2 took place. Following the completion of negotiations, Bidder 2 provided a revised offer letter and merger documents reflecting the purchase price of $9.60 per share and the provisions discussed that evening with counsel to Goody’s. It agreed to hold its offer open until noon on Thursday, October 27, 2005.
      At approximately 10:30 p.m. on October 26, 2005, Sun Capital notified Goody’s that it had terminated the Sun Capital IV Merger Agreement in accordance with its terms.
      At approximately 11:00 p.m., GMM/ Prentice informed Rothschild that they intended to provide revised offer documents reflecting a purchase price of $9.60 per share, equal to the price that had been offered by Bidder 2. GMM/ Prentice agreed that the offer would be held open only until 3:00 a.m. on Thursday, October 27, 2005 and expressly conditioned the offer upon Goody’s’ agreement not to disclose the existence of the offer to any third party. Goody’s requested that the offer be instead held open until noon on October 27, 2005; however, GMM/ Prentice stated that they would not agree to do so.

      Counsel to Goody’s then contacted counsel to Bidder 2 to confirm that Goody’s had received Bidder 2’s best and highest offer. Bidder 2’s counsel confirmed that the offer of $9.60 per share was the best and highest offer of Bidder 2.
      At 11:30 p.m., the Goody’s Board met and was informed of the GMM/ Prentice offer at a purchase price of $9.60 per share. After discussing the offers from GMM/ Prentice and Bidder 2, the Goody’s Board resolved, upon the recommendation of the Special Committee, that the Merger Agreement, and the Offer, the Merger and the other transactions contemplated thereby, and the Stock Option Agreement and the transactions contemplated thereby, are advisable and in the best interests of Goody’s.
      Following the Goody’s Board’s meeting, counsel to GMM/ Prentice delivered revised documents to Goody’s and Goody’s provided comments on those documents. After a brief period of negotiations, at approximately 2:30 a.m. on October 27, 2005, Goody’s, the Purchaser and Parent executed the Merger Agreement and Stock Option Agreement and the Principal Shareholders, the Purchaser and Parent executed the Support Agreement.
      On November 10, 2005, the Purchaser commenced the Offer.

11.	The Merger Agreement; Other Arrangements
      The following are summaries of the material provisions of the Merger Agreement, the Stock Option Agreement and the Support Agreement. A copy of each agreement has been filed as an exhibit to the Schedule TO. These summaries are qualified in their entirety by reference to the Merger Agreement, the Stock Option Agreement and the Support Agreement, each of which is incorporated by reference herein. Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Merger Agreement.

The Merger Agreement
      Pursuant to the Merger Agreement, Parent and the Purchaser agreed that, if the Merger Agreement shall not have been terminated in accordance with its terms and Goody’s shall have complied with all of its covenants in the Merger Agreement, Parent and the Purchaser would, as promptly as practicable following the date of the Merger Agreement and in no event later than November 10, 2005, ten business days after October 27, 2005 (subject to the right of Goody’s to extend such commencement for a period of up to ten additional business days), to commence the Offer (within the meaning of Rule 14d-2 under the Exchange Act) to purchase all of the outstanding shares at a price of $9.60 per Share in cash. The obligation of the Purchaser to accept for payment and to pay for any Shares tendered in the Offer is subject only to the Minimum Condition and other conditions described in Section 15 of this Offer to Purchase. The conditions described in Section 15 of this Offer to Purchase are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions and, except for the Minimum Condition, may be waived by Parent or the Purchaser, in whole or in part, at any time and from time to time, in their sole discretion.
      In the Merger Agreement, Goody’s has agreed that on the date the Purchaser’s offer documents are filed with the SEC, it will file with the SEC and mail to its shareholders a Schedule 14D-9 containing the recommendation of the Goody’s Board that Goody’s shareholders accept the Offer, tender all of their Shares to the Purchaser and approve the Merger Agreement and the transactions contemplated thereby.
      The Merger. The Merger Agreement provides that, if all of the conditions to the Merger have been fulfilled or waived and the Merger Agreement has not been terminated, the Purchaser will be merged with and into Goody’s, and Goody’s will continue as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”).
      At the Effective Time, each Share outstanding immediately prior to thereto will, by virtue of the Merger and without any action on the part of the holder thereof, be cancelled and extinguished and be converted to the right to receive $9.60 per Share, payable in cash to the holder thereof, without any interest or dividends thereon, less any applicable withholding of taxes. Each share of the Purchaser outstanding immediately prior to the Effective Time will automatically be converted at the Effective Time into 330,000 validly issued and outstanding shares of common stock of the Surviving Corporation.
      Pursuant to the terms and conditions of the Merger Agreement, Parent, the Purchaser and Goody’s have agreed that Goody’s and its officers and directors shall be deemed to have granted to the Surviving Corporation an irrevocable power of attorney to execute and deliver all deeds, assignments and assurances in law and to take all acts necessary, proper or desirable to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Corporation, and the officers and directors of the Surviving Corporation are authorized in the name of Goody’s to take any and all such action should the Surviving Corporation consider or be advised that such deeds, bills of sale or assignments are necessary or desirable.
      The Merger Agreement provides that upon purchase of and payment for any Shares by Parent, the Purchaser, or any of their affiliates pursuant to the Offer, Parent is entitled to designate a number of directors, rounded up to the next whole number of directors, as will give Parent, the Purchaser or any of their affiliates representation on the Board of Directors of Goody’s equal to the product of (i) the total number of directors on the Goody’s Board multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, the Purchaser or any of their affiliates bears to the total number of Shares then issued and outstanding. Goody’s will, upon request of Parent, use its best efforts to promptly either increase the size of the Goody’s Board or, if necessary, secure the resignations of such number of incumbent directors, or both, as is necessary to enable Parent’s designees to be so elected or appointed at that time, provided that the Purchaser will not request the resignations of three incumbent independent directors. At such time, Goody’s will also, upon the request of Parent, cause (i) each committee of the Goody’s Board, (ii) each board of directors (or similar body) of each subsidiary, (iii) each committee (or similar body) of each board of each subsidiary in each case only to the extent permitted by the rules of the Nasdaq to include persons designated by Parent constituting the same percentage of each such committee or board of directors as the percentage on the Goody’s Board. Goody’s obligations with regard to board and committee membership are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder.
      Following the time that Parent’s designees constitute a majority of the Goody’s Board, (i) any amendment of the Merger Agreement, (ii) any termination of the Merger Agreement by Goody’s, (iii) any extension of time for performance of any of the obligations of Parent or the Purchaser, or (iv) any waiver of any condition or any of Goody’s rights or other action by Goody’s that adversely affects the holders of Shares may be effected only by the action of a majority of the directors considered independent directors within the meaning of the Nasdaq rules and regulations, including, for these purposes, the vote of a majority of the directors continuing on the Board who were Goody’s directors prior to the consummation of the transaction, which action shall be deemed to constitute the action of the full Goody’s Board. However, if there shall be no such directors who were present prior to the consummation of the transaction, such actions may be effected by majority vote of the entire Goody’s Board.
      Stock Options. The Merger Agreement provides that at the Effective Time, each then-outstanding option to purchase shares of Goody’s (individually, an “Option” and collectively, the “Options”), whether or not such Option is then exercisable or vested, will be cancelled and each holder of such Option will have no further rights thereto except to receive the Option Consideration (defined below). Prior to the date on which all of the Shares validly tendered pursuant to the Offer and not withdrawn have been accepted for payment and paid for (the “Offer Payment Date”), (i) Goody’s shall clarify its interpretations of the 1991 Stock Incentive Plan (the “1991 Plan”) and the Discounted Stock Option Plan for Directors (the “Directors Plan”) and take such other actions reasonably requested by Parent or the Purchaser to clarify that at the Effective Time, all Options issued under the 1991 Plan and the Director Plan shall be converted into the right to receive Option Consideration (defined below) and (ii) Goody’s shall take all actions necessary so that (A) immediately prior to the Effective Time, each outstanding Option granted under the 1991 Plan, 1993 Stock Option Plan, 1997 Stock Option Plan, Directors Plan and 2005 Stock Incentive Plan (collectively, the “Stock Plans”), shall become immediately vested and exercisable in full and (B) at the Effective Time, all Options shall be canceled, in each case, in accordance with and pursuant to the terms of the Stock Plans under which such Options were granted. In consideration of such cancellation, each holder of an Option so canceled will be entitled to receive in settlement of such Option as promptly as practicable following the Effective Time, but in no event later than ten business days after the Effective Time, a cash payment, subject to any required withholding of taxes, equal to the product of (i) the total number of Shares otherwise issuable upon exercise of such Option and (ii) the amount, if any, by which the Merger Consideration per Share exceeds the applicable exercise price per Share otherwise issuable upon exercise of such Option (the “Option Consideration”); provided, however, that with respect to any person subject to Section 16 of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act.
      The Merger Agreement also provides that, on or prior to the Offer Payment Date, Goody’s shall cause the holders of Options covering at least eighty-eight percent (88%) of the Shares issuable upon exercise of all Options outstanding under the Director Plan and at least sixty-five percent (65%) of the Shares issuable upon exercise of all Options outstanding under the 1991 Plan to execute a written acknowledgement of such holder substantially in the form of Optionholder Acknowledgement Agreement attached to the Merger Agreement as Exhibit D thereto.
      Prior to the Effective Time, the Purchaser shall appoint a commercial bank or trust company reasonably acceptable to Goody’s to act as exchange and paying agent, registrar and transfer agent (the “Agent”) for the purpose of (i) exchanging certificates representing, immediately prior to the Effective Time, Shares for the aggregate Merger Consideration and (ii) making payment of the aggregate Option Consideration in exchange for the cancellation of all then-outstanding Options. Promptly after the Effective Time, but in no event later than ten business days after the Effective Time, the Surviving Corporation shall cause the Agent to mail to each record holder of certificates (the “Certificates”) that immediately prior to the Effective Time represented Shares (i) a notice of the effectiveness of the Merger, (ii) a form letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Agent, and (iii) instructions for use in surrendering such Certificates and receiving the Merger Consideration in respect thereof. Upon surrender to the Agent of a Certificate, together with such letter of transmittal duly executed and completed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive, within ten business days after such surrender, in exchange therefor, in the case of Shares, cash in an amount equal to the product of (i) the number of Shares formerly represented by such Certificate and (ii) the Merger Consideration, which amounts shall be paid by Agent by check or wire transfer in accordance with the instructions provided by such holder. No interest or dividends will be paid or accrued on the consideration payable upon the surrender of any Certificate. Until surrendered, each Certificate shall represent, for all purposes, in the case of Certificates representing Shares, only the right to receive an amount in cash equal to the Merger Consideration multiplied by the number of Shares formerly evidenced by such Certificate without any interest or dividends thereon. Any portion of the payment fund (including any amounts that may be payable to the former shareholders of Goody’s in accordance with the terms of the Merger Agreement) which remains unclaimed by the former shareholders of Goody’s upon the 180th day immediately following the Closing Date shall be returned to the Surviving Corporation, upon demand, and any former shareholders of Goody’s who have not theretofore complied, shall thereafter look to the Surviving Corporation only as general unsecured creditors thereof for payment of any Merger Consideration, without any interest or dividends thereon, that may be payable in respect of each Share held by such shareholder. Any Certificate that has not been surrendered upon the second anniversary of the Closing Date shall, to the extent permitted by applicable law, become property of the Surviving Corporation.
      Recommendation. Goody’s represents and warrants in the Merger Agreement that the Goody’s Board, based upon the recommendation of the Special Committee, at a meeting duly called and held, has:
      (i) declared the advisability of the Merger Agreement and the transactions and approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the TBCA and the Goody’s charter and bylaws;
      (ii) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the shareholders of Goody’s;
      (iii) determined that the consideration to be paid in the Offer and the Merger is fair to and in the best interests of the shareholders of Goody’s; and
      (iv) except as set forth in Section 6.08 of the Merger Agreement, as described more fully below, resolved to recommend that the shareholders of Goody’s accept the Offer and tender their Shares and approve and adopt the Merger Agreement, the Merger and the other transactions contemplated thereby.
      The Goody’s Board will not withdraw, modify or amend its recommendations described above in a manner adverse to Parent or the Purchaser, except that the Goody’s Board is permitted to withdraw, modify or amend its favorable recommendation if, based upon the recommendation of the Special Committee, after consultation with independent legal counsel, the Goody’s Board determines in good faith that failing to take such action is necessary for the Goody’s Board to comply with its fiduciary duties to Goody’s’ shareholders under applicable law. A withdrawal, recommendation, or amendment of the recommendation of the Goody’s Board or any committee in any manner adverse to Parent or the Purchaser, however, may give rise to certain termination rights on the part of Parent and the Purchaser under the Merger Agreement and the right to receive certain termination fees and reimbursement of expenses.
      Representations and Warranties. In the Merger Agreement, Goody’s has made customary representations and warranties to Parent and the Purchaser, including but not limited to representations and warranties relating to Goody’s organization and qualification, charter and bylaws, capitalization, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, subsidiaries, ability to enter into and consummate the transactions contemplated by the Merger Agreement without breaching contracts, violating its charter or bylaws, violating laws or resulting in the creation of material liens on its assets, required consents and approvals, compliance with applicable laws, SEC filings (including financial statements), the documents supplied by Goody’s relating to the Offer, the absence of certain changes since January 29, 2005, change of control, litigation, employee benefit plans, taxes, intellectual property, licenses and permits, material contracts, environmental matters, related party transactions, title to assets, labor matters, insurance, suppliers, brokers, applicability of state anti-takeover statutes, the vote required by its shareholders, the opinion of its financial advisor and transaction expenses.
      Parent and the Purchaser have also made customary representations and warranties to Goody’s, including representations and warranties relating to Parent’s and the Purchaser’s organization and qualification, organizational documents, authority to enter into the Merger Agreement and consummate the transactions contemplated thereby, ability to enter into the Merger Agreement without breaching contracts, violating its organizational documents, violating laws or resulting the creation of material liens on its assets, required consents and approvals, documents supplied by Parent and the Purchaser related to the Offer, brokers, availability of sufficient funds to perform their obligations under the Merger Agreement and litigation.
      Covenants of Parent, the Purchaser and Goody’s. Pursuant to the Merger Agreement, each of the parties has agreed to promptly notify the others in writing of certain events, including (A) receipt of any notice from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by the Merger Agreement, (B) any event or occurrence that has a Company Material Adverse Effect (as defined below) on Goody’s or the Purchaser, as the case may be, (C) any material claims, actions, proceedings or governmental investigations commenced or, to its knowledge, threatened, involving or affecting Goody’s or any of its Subsidiaries or any of their property or assets, (D) any representation or warranty made by such party contained in the Merger Agreement becoming untrue or inaccurate which would be material to Goody’s and its Subsidiaries taken as a whole, and (E) any failure of Goody’s, Parent or the Purchaser, as the case may be, to comply with or satisfy, in any material respect, any covenant, condition or agreement to be complied with or satisfied by it pursuant to the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, no such notification or investigation by any party shall affect the representations, warranties or covenants of any party or the conditions to the obligations of any party under the Merger Agreement, nor shall it limit or otherwise affect the remedies available under the Merger Agreement to the party receiving such notice. As used in the Merger Agreement, the term “Company Material Adverse Effect” means any effect, event, or change that (i) is, or is reasonably likely to be, materially adverse to the business, financial condition or results of operations of Goody’s and its Subsidiaries, taken as a whole, or (ii) prevents or materially delays, or is reasonably likely to prevent or materially delay, the ability of Goody’s and its Subsidiaries to perform in all material respects their obligations under the Merger Agreement or to consummate the transactions contemplated thereby in accordance with the terms hereof, except for any effect, event or change (w) that is generally applicable to the industry or markets in which Goody’s and its Subsidiaries operate and not affecting Goody’s or any of its Subsidiaries in any materially more adverse manner or degree therefrom, (x) that is generally applicable to the United States economy or securities markets or the world economy or international securities markets, (y) resulting from the public announcement or existence of the Merger Agreement and the transactions contemplated thereby, or (z) resulting from the failure by Goody’s to meet any internal or published projections, forecasts or predictions of financial performance for any period ending on or after July 30, 2005 (but any underlying facts causing Goody’s to fail to meet such projections, forecasts or predictions shall not constitute an exception to the definition of Company Material Adverse Effect).
      In addition, from the date of the Merger Agreement until the Effective Time, Goody’s has agreed to conduct its business and operations only in the ordinary course of business and Goody’s and its subsidiaries shall use their reasonable best efforts to preserve intact their current business organizations, keep available the services of their current officers and employees and preserve their relationships with their material customers, suppliers, licensors, licensees, advertisers, distributors and other material third parties having business dealings with them and to preserve the goodwill of their respective businesses. Except as expressly permitted under the Merger Agreement, as disclosed to Parent under the Merger Agreement or as consented to in writing by Parent, neither Goody’s nor any of its subsidiaries will, directly or indirectly do, or propose or agree to do, any of the following between the date of the Merger Agreement and the Effective Time:
      (1) (i) authorize for issuance, issue, deliver, sell or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, commitments, subscriptions, rights to purchase or otherwise), pledge or otherwise encumber any shares of its capital stock or the capital stock of any of its subsidiaries, any other securities or any securities convertible or exercisable into, or any rights, warrants or options to acquire, any such shares, securities or convertible securities or any other securities or equity equivalents (including without limitation stock appreciation rights or phantom interests), except for issuances of Shares upon the exercise of Options outstanding as of the date hereof or (ii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to repurchase, redeem or otherwise acquire, any shares of capital stock or other equity interests of Goody’s or any of its subsidiaries (including, without limitation, securities exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, capital stock or other equity interests of Goody’s or any of its subsidiaries);
      (2) (i) sell, transfer or pledge, or agree to sell, transfer or pledge, any equity interest owned by it in any of its subsidiaries or alter through merger, liquidation, reorganization, restructuring or in any other fashion the corporate structure or ownership of any of its subsidiaries, (ii) amend or otherwise change its charter or bylaws or permit any of its subsidiaries to amend its charter, bylaws or equivalent organizational documents or (iii) split, combine or reclassify any shares of its capital stock, and shall not permit any of its subsidiaries to split, combine or reclassify any shares of its capital stock;
      (3) declare, set aside or pay any dividends on (whether in cash, stock or other property), or make any other distributions in respect of, any of its capital stock (except for dividends paid by direct or indirect wholly owned subsidiaries to Goody’s or to other wholly owned subsidiaries of Goody’s consistent with past practices);
      (4) (i) grant or agree to any increase in any manner the compensation or fringe benefits of, or pay any bonus to, any current or former director, officer or employee except increases in the ordinary course of business consistent with past practice of less than 10% of each such individual’s salary for non-officer employees, increases and bonuses expressly contemplated by or required under existing employment agreements, bonus plans and other agreements and arrangements and except in connection with accelerating the vesting schedules of the Options and terminating the Options and the Stock Plans, (ii) enter into any new or materially amend any existing employment, consulting, severance, termination, change of control or indemnification agreement with any current or former director, officer or employee of Goody’s, (iii) except in certain circumstances, become obligated under any Benefit Plan that was not in existence on the date of the Merger Agreement or amend, modify or terminate any Benefit Plan or other employee benefit plan or any agreement, arrangement, plan or policy for the benefit of any current or former director, officer or employee in existence on the date of the Merger Agreement or (iv) except in certain circumstances, pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement (including, without limitation, the granting of, acceleration of, exercisability of or vesting of stock options, stock appreciation rights or restricted stock, except as otherwise contemplated by the Merger Agreement), except in connection with accelerating the vesting schedules of the Options and terminating the Options and the Stock Plans or as required by applicable law;
      (5) acquire or agree to acquire, including, without limitation, by merging or consolidating with, or purchasing the assets or capital stock or other equity interests of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof other than non-taxable transfers by or among the subsidiaries of Goody’s;
      (6) sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, or agree to sell, lease, license, mortgage or otherwise encumber or subject to any lien or otherwise dispose of, any of its properties or assets other than (i) pursuant to certain disclosed existing contracts and commitments, (ii) immaterial properties or assets (or immaterial portions of properties or assets), (iii) inventory in the ordinary course of business consistent with past practice, (iv) permitted liens, (v) liens relating to taxes that are not yet due and payable or otherwise being contested in good faith and as to which appropriate reserves have been established by Goody’s in accordance with U.S. generally accepted accounting principles and (vi) other than non-taxable transfers by or among the subsidiaries of Goody’s;
      (7) issue any letter of credit other than pursuant to the issuance of letters of credit in the ordinary course of business consistent with past practices of Goody’s and its subsidiaries in an amount not to exceed $10,000,000 in the aggregate, incur, assume or pre-pay any indebtedness, enter into any agreement to incur, assume or pre-pay any indebtedness, guarantee, or agree to guarantee, any such indebtedness or obligation of another person, issue or sell, or agree to issue or sell, any debt securities or options, warrants or calls or rights to acquire any debt securities of Goody’s or any of its subsidiaries, guarantee any debt securities of others, enter into any “keep well” or other agreement to maintain any financial statement condition of another person or enter into any arrangement having the economic effect of any of the foregoing;
      (8) make or forgive any loans, advances or capital contributions to, guarantees for the benefit of, or investments in, any person or entity, other than (i) loans or advances in the ordinary course of business to facilitate construction or renovation of stores pursuant to material contracts in an amount not to exceed $2,000,000 in the aggregate, (ii) such loans between or among Goody’s and any of its wholly owned subsidiaries and (iii) cash advances to Goody’s or any such subsidiary’s employees for reimbursable travel and other business expenses incurred in the ordinary course of business consistent with past practice;
      (9) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except for the obligations of the subsidiaries of Goody’s permitted under the Merger Agreement;
      (10) adopt or put into effect a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Goody’s or any of its subsidiaries (other than any transaction specifically contemplated by the Merger Agreement);
      (11) (i) enter into, or materially amend, modify or supplement any contract outside the ordinary course of business consistent with past practice (except as may be necessary for Goody’s to comply with its obligations under the Merger Agreement), (ii) enter into, or materially amend, modify or supplement, any lease or material contract, or (iii) waive, release, grant, assign or transfer any of its material rights or claims (whether such rights or claims arise under a contract or otherwise);
      (12) authorize or make any capital expenditures (other than pursuant to commitments prior to the date hereof or other planned capital expenditures in the ordinary course of business consistent with past practices as disclosed to Parent) or make any commitments with respect to capital expenditures or other planned capital expenditures in the ordinary course of business consistent with past practices in excess of $1,000,000 in the aggregate;
      (13) renegotiate or enter into any new license, agreement or arrangement relating to any intellectual property, except for customer contracts entered into in the ordinary course of business;
      (14) (i) fail to continue in force insurance with good and responsible insurance companies adequately covering risks of such types and in such amounts as are consistent with the past practices of Goody’s and (ii) use reasonable best efforts not to permit any insurance policy naming it as beneficiary or loss payable payee to be canceled or terminated;
      (15) establish or acquire (i) any subsidiary other than wholly owned subsidiaries or (ii) subsidiaries organized outside of the United States and its territorial possessions;
      (16) amend, modify or waive any term of any outstanding security of Goody’s or any of its subsidiaries, except (i) as required by the Merger Agreement, (ii) except as in connection with accelerating the vesting schedules of the Options to the extent required by the Stock Plans or the agreements pursuant to which such Options were granted or (iii) in connection with terminating the Options and the Stock Plans;
      (17) (i) maintain any real property of which Goody’s and any of its subsidiaries have ownership or a leasehold interest (including, without limitation, the furniture, fixtures, equipment and systems therein) in its current condition in all material respects, subject to reasonable wear and tear and subject to any casualty or condemnation and permitted liens, subject to the expiration of real property in accordance with their terms or (ii) pay, prior to the imposition of any lien or material penalty all taxes, water and sewage rents, assessments and insurance premiums affecting such real property or contest them in good faith;
      (18) enter into or materially amend any labor or collective bargaining agreement, memorandum or understanding, grievance settlement or any other agreement or commitment to or relating to any labor union, except as required by law;
      (19) conduct any plant closing or layoff that could implicate the Worker Adjustment and Retraining Notification Act of 1988;

      (20) settle or compromise any pending or threatened suit, action, claim or litigation, except with respect to the settlement or compromise of any such matter which does not involve equitable or injunctive relief and does not obligate Goody’s and its subsidiaries to make aggregate cash payments exceeding $25,000 individually or $125,000 in the aggregate;
      (21) change any of the accounting policies, practices or procedures (including tax accounting policies, practices and procedures) used by Goody’s and its subsidiaries as of the date of the Merger Agreement, except as may be required as a result of a change in applicable law or in U.S. generally accepted accounting principles;
      (22) revalue in any material respect any of its assets (including, without limitation, writing down or writing off any notes or accounts receivable in any material manner), except as required by U.S generally accepted accounting principles;
      (23) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than (i) the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected on or reserved in the financial statements of Goody’s or incurred in the ordinary course of business and consistent with past practice, (ii) the payment of Goody’s expenses, including the payment of the fees and expenses of the Special Committee and the costs, fees and expenses incurred by the Special Committee or (iii) the payment of claims under any of the benefit plans;
      (24) knowingly and intentionally take, or agree or commit to take, any action that would, or is reasonably likely to, make any representation or warranty of Goody’s contained in the Merger Agreement inaccurate at, or as of any time prior to, the Effective Time or result in any of the conditions to the Offer or any conditions to the Merger set forth in the Merger Agreement not being satisfied, or knowingly and intentionally omit, or agree to omit, to take any action necessary to prevent any such representation or warranty from being inaccurate at any such time or to prevent any such condition from not being satisfied; and
      (25) make or change any material tax election or change an annual accounting period with respect to taxes, adopt or change any accounting method, file any amended tax return, enter into any closing agreement, settle or compromise any tax claim, assessment or liability relating to Goody’s or any of its subsidiaries, or surrender any right to claim a refund of taxes, consent to any extension or waiver of the limitation period applicable to any tax claim or assessment relating to Goody’s or any of its subsidiaries, or take any other similar action, or omit to take any action relating to the filing of any tax return or the payment of any tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action or omission would have the effect of increasing the present or future tax liability or decreasing any present or future tax benefit of Goody’s or any of its subsidiaries.
      Parent and the Purchaser have agreed in the Merger Agreement to: (i) keep all information it obtained confidential pursuant to the confidentiality agreement; (ii) cause the Purchaser to perform its obligations under the Merger Agreement; (iii) vote all Shares owned or acquired by Parent or its affiliates in favor of the Merger at any meeting of the Goody’s shareholders; (iv) cause the Surviving Corporation to indemnify and hold harmless each present (as of the Effective Time) and former officer or director of Goody’s or any of its Subsidiaries against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions taken by them in their capacity as officers or directors at or prior to the Effective Time (including the Merger Agreement and the transactions), or taken by them at the request of Goody’s or any subsidiary of Goody’s, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law for a period of six years from the Effective Time; and (v) honor and perform under, and cause the Surviving Corporation to honor and perform under, all indemnification agreements entered into by Goody’s or Goody’s subsidiary. On or before the Offer Payment Date, Goody’s is required to obtain and fully pay for run-off insurance policies for directors’ and officers’ liability insurance, plan purchase protection, employee practices and fiduciary liability coverage (which shall provide for the Side A, B and C coverage for indemnified officers and directors), with a claims period of at least six years from the Offer Payment Date with respect to directors’ and officers’ liability insurance, employee practices and fiduciary liability coverage, and with a claims period of at least three years from the Offer Payment Date with respect to plan purchaser protection from an insurance carrier with the same or better credit rating as Goody’s current insurance carrier with respect to all such coverage in an amount and scope at least as favorable as Goody’s existing policies with respect to matters existing or occurring at or prior to the Offer Payment Date. In the event that the carriers do not make the run-off insurance policies available to Goody’s for any reason other than a breach of the Merger Agreement by Goody’s and the Purchaser acquires shares of Common Stock on the Offer Payment Date pursuant to the Offer, Goody’s shall endeavor to (and if Goody’s is unable to, Parent shall cause the Surviving Corporation to (after the Offer Payment Date) obtain and fully pay (up to a maximum cost of 300% of the current annual premium paid by Goody’s for its existing coverage for directors’ and officers’ liability insurance, plan purchaser protection, employee practices and fiduciary liability coverage in the aggregate (the “Maximum Amount”)) for “tail” insurance policies (which shall provide for the Side A, B and C coverage for Indemnified Directors and Officers where the existing policies also include coverage for Goody’s) with a claims period of at least six years from the Offer Payment Date for directors’ and officers’ liability insurance, plan purchaser protection, employee practices and fiduciary liability coverage and three years from the Offer Payment Date for plan purchaser protection, from an insurance carrier with the same or better credit rating as Goody’s current insurance carrier with respect to all such coverage in an amount and scope at least as favorable as Goody’s existing policies with respect to matters existing or occurring at or prior to the Offer Payment Date. Notwithstanding the foregoing, after the Offer Payment Date, if the amount of the annual premium necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Goody’s or the Surviving Corporation shall maintain or procure, for such six year period or three year period, as appropriate, the most advantageous policy of insurance for the Indemnified Directors and Officers obtainable for an annual premium equal to the Maximum Amount.
      Other Agreements of Parent, the Purchaser and Goody’s. Goody’s, its subsidiaries and their affiliates have agreed not to, and have agreed to use best efforts to cause Goody’s representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiry in connection with or the making of any proposal from any person that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below), (ii) enter into, explore, maintain, participate in or continue any discussion or negotiation with any person, other than Purchaser, Parent or any of the Purchaser’s representatives, as applicable, regarding an Acquisition Proposal, or furnish to any person, other than the Purchaser, Parent or any of the Purchaser’s representatives, as applicable, any non-public information or otherwise assist or participate in, facilitate or encourage, any known effort or attempt by any other person, other than the Purchaser, Parent or any of the Purchaser’s representatives, as applicable, to make or effect an Acquisition Proposal, (iii) enter into any agreement, arrangement or understanding with respect to, or otherwise endorse, any Acquisition Proposal, or (iv) authorize or permit any Goody’s representative to take any such action; provided, however, that nothing contained in Section 6.08 of the Merger Agreement shall prohibit the Goody’s Board, based upon the recommendation of the Special Committee, prior to approval of the Merger Agreement by the shareholders of Goody’s at the Shareholders Meeting, from furnishing information to, or engaging in discussions or negotiations with, any Person that makes an unsolicited bona fide written Acquisition Proposal (which did not result from a breach of Section 6.08 of the Merger Agreement) if (A) the Goody’s Board, based upon the recommendation of the Special Committee, determines in good faith after consultation with its financial advisors and outside legal advisors, that such action is necessary for the Goody’s Board to comply with its fiduciary duties to the Goody’s shareholders under applicable law, (B) the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and (C) prior to furnishing such information to, or engaging in discussions or negotiations regarding an Acquisition Proposal or the transactions with, such person, Goody’s receives from such person an executed confidentiality agreement (which agreement shall be provided to Parent for information purposes) with terms no less favorable to Goody’s than those contained in the confidentiality agreement dated October 12, 2005 between Goody’s and GMM/ Prentice.
      For purposes of the Merger Agreement, “Acquisition Proposal” means any offer or proposal for, or any indication of interest in, (i) any direct or indirect acquisition or purchase of 10% or more of the total consolidated assets of Goody’s or any of its subsidiaries, in a single transaction or series of transactions, (ii) any direct or indirect acquisition or purchase of 10% or more of any class of equity securities of Goody’s or any of its subsidiaries, in a single transaction or series of transactions (including through a merger, consolidation, share exchange, business combination or other similar transaction), (iii) any tender offer or exchange offer (including a self-tender offer) that if consummated would result in any person beneficially owning 10% or more of any class of equity securities of Goody’s or any of its subsidiaries, (iv) any merger, consolidation, share exchange, business combination, reorganization, recapitalization, reclassification, liquidation or dissolution or other similar transaction involving Goody’s or any of its subsidiaries or (v) any public announcement of an agreement, proposal, plan or intention to do any of the foregoing, other than the transactions contemplated by the Merger Agreement.
      For purposes of the Merger Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal described in clauses (i), (ii) or (iii) of the definition thereof (provided, that for the purposes of this definition, the applicable percentages in clauses (i), (ii) and (iii) of the definition of Acquisition Proposal shall be 50% as opposed to

10%) by a person that (i) the Goody’s Board has determined in good faith, after consultation with Goody’s financial advisors and legal advisors, is more favorable from a financial point of view to the Goody’s shareholders than the Offer and the Merger (including any adjustment to the terms and conditions thereof proposed in writing by Parent in response to any such Acquisition Proposal), and (ii) the Goody’s Board, based upon the recommendation of the Special Committee, has determined in good faith, after consultation with its outside legal advisors, that is of such a nature that they must accept such Acquisition Proposal in order for the Goody’s Board to comply with its fiduciary duties to the Goody’s shareholders under applicable law, taking into account for this purpose, whether such Acquisition Proposal is reasonably capable of being consummated in a timely manner (taking into account all financial, regulatory, legal and other aspects of such proposal, including, without limitation, the ready availability of cash on hand and/or commitments for the same, in each case as applicable, required to consummate any such Acquisition Proposal and any antitrust or competition law approvals or non-objections).
      Goody’s has (i) agreed to promptly (but in any event within one business day) notify Parent orally and in writing of the receipt of any Acquisition Proposal or any inquiry by which a third party expresses an interest or intention to make an Acquisition Proposal, including any request for non-public information, the terms and conditions of such request, Acquisition Proposal or inquiry and the identity of the Person making such request, Acquisition Proposal or inquiry and (ii) will keep Parent fully informed of the status and details (including amendments and proposed amendments) of any such request, Acquisition Proposal or inquiry. Prior to taking any actions with regard to a Superior Proposal, Goody’s Board shall promptly (but in any event within 48 hours prior to taking any such action) notify Parent orally and in writing of any action it proposes to take with respect to such Acquisition Proposal. After taking any such action, the Goody’s Board shall promptly advise Parent orally and in writing of the status of such action as developments arise or as requested by Parent. Without limiting the foregoing, at least four business days (the “Four Day Period”) prior to its termination of the Merger Agreement in accordance with the terms thereof in the event of a Superior Proposal, Goody’s Board shall notify Parent of any such action it proposes to take and, during the Four Day Period, the Goody’s Board or the Special Committee, as applicable, shall negotiate in good faith with Parent with respect to any revised proposal to acquire the Shares that Parent may make prior to or during the Four Day Period.
      The foregoing restrictions do not prevent the Goody’s Board from taking and disclosing to the Goody’s shareholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to any tender offer; provided, however, that neither Goody’s, the Goody’s Board or the Special Committee shall, except as permitted by the Merger Agreement propose to approve or recommend any Acquisition Proposal. Without limiting the foregoing, it is understood and agreed that any violation of the restrictions set forth in the preceding sentence by any Goody’s representative, whether or not acting on behalf of Goody’s or any of its subsidiaries or any of their affiliates, shall be deemed to be a breach of the Merger Agreement by Goody’s.
      Conditions to the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction, at or before the Effective Time, of each of the following conditions:

•	Goody’s shall have obtained the shareholder approval at the Shareholders Meeting in accordance with Tennessee law, the Goody’s charter and bylaws unless such Shareholder Approval is not necessary; provided that the Purchaser agrees to vote all Shares owned by it in favor of the Merger at the shareholder meeting, unless such Shareholder Approval is not necessary otherwise prohibited by law;

•	no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, rule or regulation or executive order or decree, judgment, injunction, ruling or other order, whether temporary, preliminary or permanent (collectively, “Order”), that is then in effect and has the effect of preventing or prohibiting consummation of the Merger or otherwise imposing material limitations on the ability of the Purchaser and Parent effectively to acquire or hold the business of Goody’s and its subsidiaries; provided, however, that each of the parties hereto shall use their commercially reasonable efforts to have any such Order vacated; and

•	including the Shares beneficially owned by the Purchaser or its affiliates, Parent and the Purchaser shall have purchased at least 51% of the Shares determined on a fully-diluted basis pursuant to the Offer.

      Termination. The Merger Agreement provides that it may be terminated and the Merger and other Transactions may be abandoned at any time, notwithstanding the approval of the Merger Agreement by the shareholders of Goody’s:
      (1) Prior to the Effective Time, by mutual written consent of Goody’s, Parent and the Purchaser;
      (2) Prior to the Effective Time, by either Parent or the Purchaser, on the one hand, or Goody’s on the other hand, if:

(i) any governmental authority has issued an order, judgment, decree or ruling permanently restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree or ruling shall have become final and nonappealable. However, the right to terminate this Merger Agreement in this instance shall not be available to any party that has failed to perform in all material respects its obligations under the no-solicitation covenant of the Merger Agreement or its obligation to use commercially reasonable efforts to have the order, judgment, decree or ruling vacated.

(ii) the Offer Payment Date shall not have occurred on or before January 4, 2006 (the “Termination Date”). However, the right to terminate the Merger Agreement in this instance shall not be available to any party whose failure to perform any covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Offer Payment Date to have occurred on or before the Termination Date. Additionally, in the event the conditions to the consummation of the Offer have not been fully satisfied by the Termination Date as a result of a breach of a representation, warranty or covenant of Goody’s or due to the evaluation of an Acquisition Proposal by the Goody’s Board, the Termination Date shall automatically be extended until the seventh business day after the date such breach has been cured or the seventh business day after the Goody’s Board rejects such Acquisition Proposal and reaffirms its approval and recommendation of the transactions contemplated by the Merger Agreement; or

(iii) there shall be any law or order that makes consummation of the Offer or the Merger illegal or otherwise prohibited;
      (3) By Parent or the Purchaser any time prior to or on the Offer Payment Date, if:

(i) Goody’s has breached in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement which would give rise to the failure of a condition to the consummation of the Offer and, if curable, has not been cured within seven business days after notice thereof is received by Goody’s. Parent and the Purchaser shall have no right to terminate the Merger Agreement owing to a Goody’s breach if there is an uncured material breach of representations, warranties or covenants by Parent or the Purchaser at the time of the breach by Goody’s;

(ii) any of the following occur: (i) there shall not have been validly tendered to the Purchaser and not withdrawn prior to the expiration of the Offer (giving effect to any extension thereof), including the Shares beneficially owned by the Purchaser or its affiliates, at least 51% of the Shares determined on a fully-diluted basis, (ii) the Offer is not commenced within ten business days after the date of the Merger Agreement (plus the number of business days in the Force Majeure Period, if applicable) if the failure to commence the Offer results from the breach of any representations, warranties or covenants of Goody’s or from other facts or circumstances outside of Parent and the Purchaser’s control, or (iii) the Offer Payment Date does not occur on the 20th business day after the commencement of the Offer (plus the number of business days of any extension determined by the Purchaser in its sole and absolute discretion and plus the number of business days of any extension pursuant to Goody’s right, so long as it has not breached any of its covenants in the Merger Agreement, to extend the Offer up to ten business days beyond the initial Expiration Date (the “Company Extension Election”)), provided that (x) if the Offer is not commenced within ten business days after the date of the Merger Agreement (plus the number of business days in the Force Majeure Period, if applicable) and Goody’s has complied with its covenants set forth in the Merger Agreement, Goody’s shall have the option to delay Parent’s and the Purchaser’s right to terminate the Merger Agreement for up to ten additional business days (minus the number of business days in any Force Majeure Period prior to such time) (the “Commencement Delay Election”) if Goody’s provides notice to Parent and the Purchaser of its election to delay Parent’s and the Purchaser’s right to terminate the Merger Agreement and Goody’s pays certain Expenses of Parent and the Purchaser, in which case the Merger Agreement may not be terminated if the Offer is commenced within such extended period, (y) Parent and the Purchaser shall have no right to terminate the Merger Agreement if the Offer has not been commenced on such date as a result of a breach of the Merger Agreement by Parent or the Purchaser and, (z) Parent and the Purchaser shall have no right to terminate if the Offer

Payment Date does not occur at the time prescribed therefore as a result of a breach of the Merger Agreement by Parent or the Purchaser;

(iii) (i) the Goody’s Board or the Special Committee withdraws, modifies or changes in a manner adverse to the Purchaser and Parent its approval and favorable recommendation of the Merger Agreement and the Offer or the Merger, (ii) the Goody’s Board or the Special Committee shall have approved or recommended to the shareholders of Goody’s, taken no position with respect to, failed to promptly (and in no event more than ten business days) take a position or failed to promptly (and in no more than ten business days) recommend against acceptance of, any Acquisition Proposal other than the Offer or the Merger, or (iii) Goody’s, the Goody’s Board or the Special Committee resolves to do any of the foregoing; provided, however, that actions taken by the Goody’s Board solely in accordance with the provisions of the Merger Agreement upon the receipt of a Superior Proposal shall not be deemed to be a withdrawal or modification of its approval or recommendation of the Merger Agreement and the Offer or the Merger; or

      (4) By Goody’s, acting under the direction of the Goody’s Board, at any time prior to or on the Offer Payment Date, if:

(i) at any time prior to the acquisition of any Shares by Purchaser pursuant to the Offer, the Purchaser or Parent breaches in any material respect any of their respective representations, warranties, covenants or other agreements set forth in the Merger Agreement and such breach (A) would prevent Purchaser from consummating the transactions contemplated by the Merger Agreement, including the acquisition of Shares pursuant to the Offer and (B) is not cured within seven days after written notice thereof is received by Purchaser and Parent; provided that Goody’s shall have no right to terminate the Merger Agreement if Goody’s has breached in any material respect any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement and such breach is uncured at the time of the Purchaser or Parent’s breach; or

(ii) Purchaser fails to timely commence the Offer in accordance with the provisions of the Merger Agreement (subject to extension due to a Force Majeure Event for the Force Majeure Period and any extension resulting from the exercise of the Commencement Delay Election pursuant to the provisions described above) unless such failure resulted from a breach of the Merger Agreement by Goody’s; or

(iii) each of the following occurs: (A) Goody’s has complied in all respects with its covenants under the Merger Agreement, and (B) an Acquisition Proposal constitutes a Superior Proposal.
      Effects of Termination. In the event of the termination of the Merger Agreement and abandonment of the Merger and other transactions contemplated by the Merger Agreement as set forth above, the Merger Agreement shall become null and void and have no effect, without any liability on the part of any party or its officers, directors, shareholders, affiliates and agents, other than the provisions of the Confidentiality Agreement dated October 12, 2005 referenced therein, liability for material and intentional breaches of the Merger Agreement under the provisions of Section 8.05 of the Merger Agreement, and the payment of certain fees and expenses. No party shall be relieved of liability for material and intentional breach of the Merger Agreement, provided that, except in connection with fraudulent misrepresentation or deceit, (x) Goody’s shall not have any liability for such material and intentional breach of the Merger Agreement in excess of the sum of (a) the aggregate amount of Parent’s and the Purchaser’s Expenses up to $3 million in the aggregate plus (b) the Company Break Up Fee (as defined below) and (y) Parent and the Purchaser shall not have any liability for such material and intentional breach of the Merger Agreement (in the aggregate) in excess of the sum of (a) the aggregate amount of Goody’s Expenses up to $3 million in the aggregate plus (b) the Company Break Up Fee.
      Termination Fees; Transaction Expenses. All transaction expenses incurred directly or indirectly by the parties shall be borne by the party which has incurred such transaction expenses, except as described below. If the Merger Agreement is terminated due to a breach of a covenant of Goody’s, the occurrence of a Superior Proposal, or the withdrawal, modification or change of the Goody’s Board or Special Committee’s approval and favorable recommendation of the Merger Agreement, then immediately following such termination, Goody’s shall pay Parent and the Purchaser the Company Break Up Fee plus up to $3 million of Parent’s and the Purchaser’s expenses. For purposes of the Merger Agreement, “Company Break Up Fee” means cash in immediately available funds in an amount equal to $10,875,000.
      Notwithstanding any provision to the contrary in the Merger Agreement, if the Merger Agreement is terminated for any reason, Goody’s shall promptly pay to the Purchaser the lesser of (x) the aggregate amount of Parent’s and the Purchaser’s Expenses and (y) $3,000,000 unless (I) the Merger Agreement is terminated solely as a result of the failure of the expiration or termination of any waiting period under the HSR Act or an injunction issued by or at the request of the Federal Trade Commission or Department of Justice in connection with antitrust violations, (II) the breach of any representation or warranty of Parent or the failure of Parent and the Purchaser to perform any covenant or obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to have been consummated on or before the Termination Date, (III) the Merger Agreement is terminated solely as a result of a Force Majeure Event or (IV) the Merger Agreement is terminated solely as a result of (a) an injunction in connection with a shareholder derivative action or a purported class action against Goody’s by its shareholders with respect to the transactions contemplated by the Merger Agreement or (b) any delay in the commencement of the Offer or the acquisition of Shares pursuant to the Offer on the Offer Payment Date by the SEC or Nasdaq which was not caused by a breach of the Merger Agreement by Goody’s; provided however, that in the event of a termination of the Merger Agreement described in clause (IV) above, Goody’s shall promptly pay to the Purchaser the lesser of (x) the aggregate amount of Parent’s and the Purchaser’s Expenses and (y) $1,500,000. In the event that Goody’s exercises the Commencement Delay Election and/or the Company Extension Election, Goody’s shall immediately pay to the Purchaser cash in an amount (the “Company Election Payment”) equal to the lesser of (x) one-half of Parent’s and the Purchaser’s expenses as of the first date that Goody’s exercises either the Commencement Delay Election or the Company Extension Election and (y) $1,500,000 and Goody’s shall acknowledge in writing the aggregate amount of Parent’s and the Purchaser’s expenses as of such date. In the event the Merger Agreement is subsequently terminated, Goody’s shall promptly pay to the Purchaser an amount equal to (A) the lesser of (x) the aggregate amount of Parent’s and the Purchaser’s expenses and (y) $3,000,000 minus (B) the aggregate amount of expenses paid by Goody’s to the Purchaser pursuant to the immediately preceding sentence. Notwithstanding the foregoing, in the event the Merger Agreement is subsequently terminated because of a breach of representations or warranties of Parent or the Purchaser, then the Purchaser will promptly pay to Goody’s an amount equal to the Company Election Payment.
      In the event that (x) Goody’s exercises the Company Extension Election, (y) the Merger Agreement is terminated pursuant to Section 8.03(b) of the Merger Agreement, and (z) within four months of the termination of the Merger Agreement, Goody’s enters into an agreement to consummate an Alternative Acquisition (as defined below) or consummates an Alternative Acquisition or, with respect to clause (iii) of the definition of Alternative Acquisition below a tender offer is announced (provided that shares of capital stock are ultimately acquired pursuant to such tender offer whether or not within the four-month period), then Goody’s shall immediately pay Parent and the Purchaser the Company Break Up Fee in addition to Parent’s and the Purchaser’s expenses pursuant to the Merger Agreement; provided that in the event of a tender offer commenced without the consent of the Goody’s Board, Goody’s would not be required to pay such amounts until the consummation of such tender offer. An “Alternative Acquisition” means any of the following transactions or series of related transactions: (i) any direct or indirect acquisition or purchase of 50% or more of the total consolidated assets of Goody’s or any of its subsidiaries, in a single transaction or series of transactions (including through the acquisition of any equity securities of any of Goody’s subsidiaries), (ii) any direct or indirect acquisition or purchase of 50% or more of any class of equity securities of Goody’s, in a single transaction or series of transactions (including through a merger, consolidation, share exchange, business combination or other similar transaction), (iii) any tender offer or exchange offer (including a self-tender offer) that results in any person or group of related persons beneficially owning 50% or more of any class of equity securities of Goody’s or any of its subsidiaries; provided that an Alternative Acquisition shall not include a recapitalization transaction which is financed solely out of some combination of (x) Goody’s own funds, (y) the proceeds of a debt financing provided by a senior lender or mezzanine lender and (z) the proceeds of a sale-leaseback transaction, which, in the case of clauses (y) or (z) above would not result in the acquisition or transfer of any of the capital stock (or securities exercisable or convertible into capital stock) of Goody’s or any subsidiary of Goody’s and would not result in the acquisition or transfer of 5% or more of the capital stock (or securities exercisable or convertible into capital stock) of Goody’s or any subsidiary of Goody’s to such lender or acquirer or any of their respective affiliates.

The Stock Option Agreement
      Goody’s has granted to the Purchaser an irrevocable option to purchase up to that number of shares of common stock (“Purchaser Option Shares”) that, when added to the number of shares of Common Stock owned by the Purchaser at the time of such exercise, would constitute one share more than 90% of the shares of Common Stock on a fully-diluted basis (after giving effect to the issuance of the Purchaser Option Shares) for a consideration per Purchaser Option Share equal to the price paid in the Offer. The Top-Up Option will not be exercisable unless immediately after such exercise the

Purchaser would own more than 90% of the shares of Common Stock then outstanding. Such Top-Up Option shall be exercisable only after the purchase of and payment for Shares pursuant to the Offer by Parent or the Purchaser as a result of which Parent, the Purchaser and their affiliates own beneficially at least 80% of the outstanding Shares. The Top-Up Option shall terminate upon the termination of the Merger Agreement, upon the Effective Time, upon the date which is 35 days after the Purchaser has paid for Shares constituting at least 80% of the Common Stock then outstanding, or upon such later date on which the closing of a purchase may be consummated. In no event may the Purchaser exercise the Top-Up Option for a number of shares that would violate the rules and regulations of Nasdaq.

Support Agreement
      Concurrent with the execution of the Merger Agreement, Parent and the Purchaser entered into the Support Agreement with the Principal Shareholders. As of October 27, 2005, the Principal Shareholders owned an aggregate of 13,755,370 Shares and held 849,000 options to purchase additional Shares. Pursuant to the Support Agreement, the Principal Shareholders have severally agreed to accept the Offer with respect to all of their Shares and, within five business days after the commencement of the Offer, validly tender all of their Shares pursuant to and in accordance with the terms of the Offer, and to not withdraw, or cause to be withdrawn, all or any portion of such Shares from the Offer, unless the Support Agreement is terminated.
      Furthermore, each Principal Shareholder (i) no later than one business day prior to the Expiration Date of the Offer, as set forth in the Merger Agreement, shall take all actions necessary or desirable to exercise or convert all options to acquire Goody’s common stock which have an exercise price equal to or less than the Offer Price into shares of common stock and shall validly tender such shares of Goody’s common stock and (ii) prior to the commencement of the Offer, the Principal Shareholder also agrees to execute a written acknowledgement to Parent, the Purchaser and Goody’s confirming that as of the Effective Date the payment of the Option Consideration, if any, for all of their stock rights with an exercise price equal to or less than the Offer Price per share will satisfy in full Goody’s obligation and, subject to the payment of the Option Consideration, if any, all stock rights by such Principal Shareholder will, without any action on the part of Goody’s or the Principal Shareholder, be deemed terminated, canceled, void and of no further force. It is anticipated that options to purchase 767,000 shares of Goody’s common stock will be exercised or converted by the Principal Shareholders and validly tendered in the Offer and that the remaining options will be cancelled.
      Each Principal Shareholder has also granted an irrevocable option to the Purchaser to purchase all such Principal Shareholder Shares at the exercise price of $9.60 per Share (the “Option Price”), in whole or in part, at any time, or from time to time following the termination of the Merger Agreement. The option would be exercisable for a 30 business-day period in the event that the Merger Agreement is terminated by Goody’s for any reason (except as a result of a material breach of the Merger Agreement by Purchaser or Parent or the failure of Purchaser to timely commence the Offer), including the result of a Superior Proposal (as defined in the Merger Agreement) and under certain other circumstances if Parent or the Purchaser terminates the Merger Agreement. In the event that the Purchaser exercises the option following the termination of the Merger Agreement by Goody’s (other than a termination in accordance with Section 8.04(c) of the Merger Agreement), then the Purchaser shall use its reasonable best efforts to acquire the remaining Shares not held by the Purchaser or its affiliates at a price equal to $9.60 per Share at the earliest practicable date following the closing date of the option being exercised.
      In the event of any change in the number of outstanding Shares by reason of any stock dividend, stock split, recapitalization, merger, rights offering, share exchange or other change in the corporate or capital structure of Goody’s, the Purchaser shall receive, upon exercise of the option, the Shares or other securities, cash or property to which the Purchaser would have been entitled if it had exercised the option and had been a holder of record of the Shares on the record date fixed for determination of holders of Shares entitled to receive such stock or other securities, cash or property and the Option Price shall be adjusted appropriately.
      During the term of the Support Agreement, and for the 30 business day period during which the option described above would be exercisable, the Principal Shareholders have agreed not to, except as expressly contemplated by the terms of the Support Agreement or the Merger Agreement, (a) sell, transfer, pledge, assign or otherwise dispose of (including, without limitation, by merger or otherwise by operation of law), or enter into any contract, option or other arrangement (including, without limitation, any profit sharing arrangement) or understanding with respect to the sale, transfer, pledge, assignment or other disposition of (including, without limitation, by merger or otherwise by operation of law), all or any portion, or any interest in any, of their Shares to any person other than the Purchaser or any Person(s) designated in writing by the Purchaser, (b) enter into any voting arrangement, whether by proxy, voting agreement, voting trust, power-of-attorney or otherwise, with respect to all or any portion of their Shares or (c) take any other action that would in any way restrict, limit or interfere with the performance of their obligations under the Support Agreement or the transactions contemplated by the Support Agreement or in the Merger Agreement.
      In addition, each Principal Shareholder has agreed not to, and agreed to cause each of its immediate family members and affiliates not to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, provide any information to, or enter into any agreement with, any person or group of persons (other than Parent, the Purchaser or any of their respective affiliates) concerning all or any portion, or interest in any, of their Shares or any Acquisition Proposal. However, the Support Agreement is in no way to be construed as limiting the ability to act in the capacity of an officer or director of Goody’s (other than as set forth in the Merger Agreement) if such Principal Shareholder is an officer or director of Goody’s.
      Each Principal Shareholder has severally agreed, while the Support Agreement is in effect, to promptly notify Parent and the Purchaser of each acquisition by such Principal Shareholder of any shares of Goody’s common stock or stock rights after execution of the Support Agreement, which notice will specify in each case the number of acquired shares (and, in the case of any such stock rights, the number of shares of Goody’s common stock issuable upon the exercise, exchange or conversion of such rights and the other material terms of such rights). All such shares of Goody’s common stock and stock rights shall be subject to the terms of the Support Agreement as though owned by the Principal Shareholder on the date of the execution of the Support Agreement.
      Under the Support Agreement, the Principal Shareholders have agreed to vote all of their Shares against (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any action which would result in a change in a majority of the individuals who constitute the Goody’s Board and (c) any amendment of the Goody’s charter or bylaws or any other proposal or transaction involving Goody’s or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement, the Merger or any of the other transactions.
      Under the Support Agreement, each Principal Shareholder irrevocably granted to, and appointed, Isaac Dabah, Michael Zimmerman and any other individual who shall thereafter be designated by the Purchaser, their proxy and attorney-in-fact (with full power of substitution) to vote all of their Shares, or grant a consent or approval in respect of their Shares, at any meeting of shareholders of Goody’s or in any other circumstances upon which their vote, consent or other approval is sought in the manner described in the preceding paragraph.
      Pursuant to the Support Agreement, Robert M. Goodfriend granted to Goody’s and its subsidiaries the exclusive right to use his name and likeness, including any and all trademark rights thereof, in connection with Goody’s advertising, marketing and sales programs for a period of six months following the payment for Shares in the Offer in a manner consistent with its current and currently proposed use.
      Except with respect to the option and transfer restrictions, which survive termination of the Support Agreement for a 30 business day period under certain circumstances, the Support Agreement will terminate upon a valid termination of the Merger Agreement.

GMM/ Prentice Commitment Letter
      Concurrent with the execution of the Merger Agreement, GMM/ Prentice executed a commitment letter with Parent and Purchaser (the “GMM/ Prentice Commitment Letter”). Goody’s is a third party beneficiary of the GMM/ Prentice Commitment Letter.
      Pursuant to the GMM/ Prentice Commitment Letter, GMM/ Prentice guaranteed that they shall contribute to Parent, at or prior to the Offer Payment Date, in accordance with the terms and subject to the conditions set forth in the GMM/ Prentice Commitment Letter, and directly or indirectly through one or more of their affiliates, both an amount in cash equal to the aggregate Offer Price (the “Offer Contribution Obligation”) and an amount in cash equal to the aggregate Merger Consideration plus the aggregate option consideration (the “Merger Contribution Obligation” and, collectively with the Offer Contribution Obligation, the “Contribution Obligation”), subject to (i) the satisfaction or waiver by Parent of all of the conditions to Parent’s obligations (x) in the case of the Offer Contribution Obligation, to consummate the Offer set forth in the Merger Agreement and (y) in the case of the Merger Contribution Obligation (as defined below), to consummate the Merger as set forth in the Merger Agreement, and (ii) there having been no termination of the Merger Agreement pursuant to the terms of the Merger Agreement. In the event that the transactions contemplated by the Merger Agreement are not consummated due to a breach of a representation, warranty or covenant by Parent or Purchaser, GMM/ Prentice shall contribute to Parent, upon the final and non-appealable determination of such breach, all damages awarded therefore with respect to Parent and Purchaser’s liability to Goody’s pursuant to the Merger Agreement, in an aggregate amount (such amount, the “Damages Amount”) not to exceed (x) the amount of the Company Break Up Fee plus (y) the lesser of the aggregate amount of Goody’s Expenses and $3,000,000. Notwithstanding the foregoing sentence, GMM/ Prentice will not be liable for any punitive damages nor do they guarantee any liability of Parent or Purchaser for any punitive damages. The GMM/ Prentice Commitment Letter relates solely to the obligation of GMM/ Prentice to provide equity and debt financing or the Damages Amount, as appropriate, to Parent as set forth above and is not a guaranty of collection or the performance of any other obligations of Parent, the Purchaser, GMM/ Prentice or its affiliates.
      The obligations of GMM/ Prentice under the GMM/ Prentice Commitment Letter will expire on the earliest to occur of (A) the termination of the Merger Agreement in accordance with its terms or (B) the consummation of the Merger. Any claim against GMM/ Prentice arising under the GMM/ Prentice Commitment Letter will be barred if not brought in a court of competent jurisdiction on or before the earlier of (a) 60 days following termination of the Merger Agreement or (b) February 28, 2006.
      GMM/ Prentice has represented to Goody’s that Prentice Capital Management, LP has committed capital of not less than $1.2 billion and GMM Capital LLC has net assets of not less than $100 million.

Confidentiality Agreement
      On October 12, 2005, GMM/ Prentice entered into a confidentiality agreement with Goody’s (the “Confidentiality Agreement”).
      Pursuant to the Confidentiality Agreement, and in consideration of Goody’s agreeing to make certain confidential information (the “Evaluation Materials”) available to GMM/ Prentice, GMM/ Prentice agreed that (A) it and its representatives would not disclose its interest in the possible acquisition or investment transaction involving Goody’s (the “Potential Transaction”) prior to the execution of a definitive written agreement relating to the Potential Transaction, except as required by law or otherwise agreed to in writing by GMM/ Prentice and Goody’s, (B) all Evaluation Materials would be held in confidence and except as otherwise required by law or legal process, without Goody’s prior consent would not be disclosed or used for any purpose other than its evaluation or negotiation of the Potential Transaction, (C) it and its representatives would return or destroy all Evaluation Materials and all notes or memoranda relating to the Evaluation Materials or negotiations generally upon written demand by Goody’s or in the event it ceases to be interested in pursuing the Potential Transaction, (D) it would notify Goody’s of any request or requirement for it or its representatives to disclose any portion of the Evaluation Materials and cooperate with Goody’s to protect such information, (E) none of Goody’s or any of its representatives would have any liability to it or any other person resulting from the use of Evaluation Materials by it or its representatives and that only those representations or warranties made to GMM/ Prentice and its representatives in a definitive written agreement with Goody’s relating to the Potential Transaction will have any legal effect, (F) no contract or agreement providing for a Potential Transaction shall exist unless and until a final transaction agreement has been executed, (G) for a period of one year commencing on October 12, 2005, it would not solicit or hire any management level person who at any time during such period is employed by Goody’s; provided that GMM/ Prentice and its representatives shall not be restricted from hiring any such person (i) not then employed by Goody’s, (ii) who contacts GMM/ Prentice or its representatives and affiliates without solicitation or (iii) who responds to a general solicitation for employment, (H) for a period of one year commencing on October 12, 2005, it would not, without the prior approval of the Goody’s Board (i) acquire or propose to acquire any securities or property of Goody’s other than shares held on the date of the Confidentiality Agreement, (ii) propose to enter into any merger or business combination involving Goody’s or purchase a material portion of its assets, (iii) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting securities of Goody’s, (iv) form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to voting securities of Goody’s, (v) otherwise seek to control the management, board of directors or policies of Goody’s, or (vi) take any action which would require Goody’s to make a public announcement regarding the possibility of a business combination or merger, and (I) it shall not have any claims against Goody’s or its representatives, shareholders or affiliates arising out of or relating to the Potential Transaction, except as provided in a definitive written agreement. The parties acknowledged in the Confidentiality Agreement that GMM/Prentice and Isaac Dabah may be deemed to beneficially own certain Shares described in Schedule I hereto. Furthermore, Goody’s agreed not to knowingly provide GMM/Prentice with any material non-public information relating to any other company registered under the Exchange Act.
      The Confidentiality Agreement expires on October 11, 2007.

12.	Purpose of the Offer; Plans for Goody’s.
      Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, Goody’s. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, Parent and the Purchaser intend to consummate the Merger as promptly as practicable.
      The Goody’s Board has unanimously approved the Merger and the Merger Agreement. Depending upon the number of Shares purchased by the Purchaser pursuant to the Offer, the Goody’s Board may be required to submit the Merger Agreement to Goody’s shareholders for approval at a shareholder’s meeting convened for that purpose in accordance with the TBCA. If shareholder approval is required, the Merger Agreement must be approved by a majority of all votes entitled to be cast at such meeting.
      If the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to approve the Merger Agreement at the Goody’s shareholders’ meeting without the affirmative vote of any other shareholder. If the Purchaser acquires at least 90% of the then outstanding Shares pursuant to the Offer, the Merger may be consummated without a shareholder meeting and without the approval of Goody’s shareholders. The Merger Agreement provides that the Purchaser will be merged into Goody’s, that the charter of Goody’s will be amended and restated in the Merger to read in its entirety substantially as set forth on Exhibit B to the Merger Agreement, and, as so amended, will be the charter of the Surviving Corporation and that the bylaws of Goody’s will be amended and restated in the Merger to read in its entirety as set forth on Exhibit C to the Merger Agreement, and as so amended, will be the bylaws of the Surviving Corporation.
      Under the TBCA and the charter of Goody’s, the approval of the Goody’s Board, and the affirmative vote of a majority of the votes entitled to be cast by the shareholders are required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger.
      Unless the Merger is consummated pursuant to the “short-form” merger provisions under the TBCA described below (in which case no further corporate action by the shareholders of Goody’s will be required to complete the Merger), the only remaining required corporate action of Goody’s will be the approval of the Merger Agreement by the shareholders by the affirmative vote of a majority of the votes entitled to be cast. If the Minimum Condition is satisfied, the Purchaser will have the ability to approve and adopt the Merger Agreement by virtue of its ownership of a majority of the Shares without the affirmative vote of any other shareholder of Goody’s.
      Plans for Goody’s After the Offer. If, following consummation of the Offer, the Purchaser owns 90% or more of the outstanding Shares, the Purchaser intends, and the Purchaser intends to cause Goody’s, to consummate the Merger as a “short form” merger pursuant to Section 48-21-105 of the TBCA. Assuming outstanding options are converted to cash or canceled pursuant to the Merger Agreement rather than exercised and tendered in the Offer (other than the options to be exercised by certain Principal Shareholders and tendered in the Offer pursuant to the Support Agreement), the Purchaser will need to acquire, upon the tender of Shares owned by the Principal Shareholders, an additional 13,910,677 Shares in the Offer to reach the 90% ownership level necessary to effect such a “short-form” merger.
      Goody’s has granted the Purchaser an irrevocable option if the Minimum Condition is met and Parent or Purchaser accepts for payment pursuant to the Offer at least 80% of the Shares of Goody’s then outstanding but less than 90% of the Shares of Goody’s then outstanding, to purchase additional Shares equal to an amount that, when added to the Shares already owned by Parent and Purchaser at the time the option is exercised, will constitute one Share more than 90% of the Shares then outstanding on a fully-diluted basis, at a price per share equal to $9.60 net per Share. In no event may the Purchaser exercise the Top-Up Option for a number of shares that would violate the rules and regulations of Nasdaq.
      Following consummation of the Offer and upon the satisfaction of the Minimum Condition, the Purchaser will have the power as a majority shareholder of Goody’s to take such steps as are necessary to assure that designees of Parent or the Purchaser constitute a majority or more of the directors on the Goody’s Board, including the designation of new directors to the Goody’s Board, and thus to indirectly seek to effect the Merger. Pursuant to the terms of the Merger Agreement, the Purchaser shall be entitled, promptly upon the acceptance for payment of, and payment by the Purchaser, in accordance with the Offer, for Shares pursuant to the Offer, and from time to time thereafter as Shares are acquired by the Purchaser, to designate certain directors to the Goody’s Board. Goody’s obligations with regard to board and committee membership are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. After completion or termination of the Offer, the Purchaser reserves the right, but has no current intention, to acquire or sell Shares in open market or negotiated transactions. There can be no assurance that the Purchaser will acquire such additional Shares in such circumstances or over what period of time such additional Shares, if any, might be acquired. As a consequence, no assurance can be given as to when the Purchaser will cause the Merger to be consummated, and similarly no assurance can be given as to when the Merger Consideration will be paid to shareholders who do not tender their Shares in the Offer. The Merger Agreement requires the parties to use their reasonable best efforts to cause the Merger to be consummated within specified time periods. Promptly upon the payment for any Shares by the Purchaser pursuant to the Offer, Parent currently intends to seek up to the maximum representation on Goody’s Board allowed pursuant to the terms of the Merger Agreement.
      Pursuant to the Merger, each then outstanding Share (other than Shares owned by any of Parent or the Purchaser and Shares owned by shareholders who perfect any available appraisal rights under the TBCA) shall be converted into the right to receive an amount in cash equal to the Merger Consideration, without interest thereon. Each share of common stock of the Purchaser issued and outstanding at the Effective Time shall be converted into 330,000 shares of common stock of the Surviving Corporation. All Shares that are owned directly or indirectly by Goody’s, Parent or any subsidiary of Parent at the Effective Time shall be canceled, and no consideration shall be delivered in exchange therefor. The Merger Agreement provides that the directors of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are directors of Purchaser immediately prior to the Effective Time.
      The Purchaser is not offering to acquire outstanding Options in the Offer. Pursuant to the Merger Agreement, all Options not exercised will be canceled in exchange for the payment of the excess, if any, of the Offer Price over the exercise price for such Options, less applicable income and employment taxes required to be withheld.
      Following the acquisition, Parent will, consistent with Goody’s past practice, look for opportunities to rationalize underperforming store locations and to open new stores. The Purchaser is currently undergoing negotiations with a potential buyer for a sale leaseback transaction related to Goody’s facilities located in Knoxville, TN and Russellville, AR. Except as otherwise described in this Offer to Purchase, the Purchaser has no current plans or proposals which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Goody’s; (b) a sale or transfer of a material amount of assets of Goody’s; (c) any material change in the present dividend rate or policy or indebtedness or capitalization of Goody’s; or (d) any other material change in Goody’s corporate structure or business.
      Parent and the Purchaser have agreed not to seek to cause Goody’s to file applications to withdraw the Shares from listing on Nasdaq or to terminate the registration of the Shares under the Exchange Act until after consummation of the Merger. However, Nasdaq may determine that the Shares are no longer eligible for listing on Nasdaq pursuant to its published guidelines. See Section 13.

13.	Certain Effects of the Offer.
      Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by shareholders other than the Purchaser. The Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.
      Nasdaq Listing. The Shares are listed on Nasdaq. According to the published guidelines of Nasdaq, the Shares may no longer be eligible for listing on Nasdaq if, among other things, any or all of the following occur: (i) the number of Shares publicly held is less than 750,000, (ii) the number of public shareholders is less than 400, (iii) the aggregate market value of publicly held shares is less than $5,000,000, or (iv) there are not at least two registered and active market makers. Shares held directly or indirectly by directors or officers of Goody’s or by a beneficial owner of more than 10% of the Shares are not considered as being publicly held for purposes of determining compliance with these criteria.
      If the Shares cease to be listed on Nasdaq, the market for the Shares could be adversely affected. It is possible that the Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for the Shares and the availability of such quotations would, however, depend upon the number of holders of Shares and the aggregate market value of the Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors.
      Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.
      Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Goody’s to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Goody’s to its shareholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Goody’s, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders’ meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Goody’s and persons holding “restricted securities” of Goody’s to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for trading on Nasdaq. Parent currently intends to seek to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

14.	Dividends and Distributions.
      As discussed in Section 11, the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of the Purchaser, Goody’s will not declare, set aside or pay any dividends or make any distributions in respect of any of its capital stock, except dividends paid by direct or indirect wholly owned subsidiaries to Goody’s with respect to capital stock.

15.	Certain Conditions of the Offer.
      Notwithstanding any other provisions of the Offer or the Merger Agreement, and in addition to the Purchaser’s rights to extend and amend the Offer at any time in its sole discretion, the Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, pay for any tendered Shares, and may terminate the Offer as to any Shares not then paid for, if prior to the termination of the Merger Agreement (i) any applicable waiting period under the HSR Act or any foreign antitrust or competition law or regulation has not expired or terminated, (ii) the Minimum Condition has not been satisfied, or (iii) at any time on or after the date of the Merger Agreement and before the time of payment for any Shares, any of the following events occurs or is determined by the Purchaser to have occurred or be occurring:

•	there is a pending suit, action or proceeding by any governmental authority that is (i) seeking to prohibit or impose any material limitations on Parent’s or the Purchaser’s ownership or operation of all or a material portion of their or Goody’s businesses or assets, or to compel Parent or the Purchaser to dispose of or hold separate any material portion of the business or assets of Goody’s or Parent and their respective subsidiaries, in each case taken as a whole, (ii) challenging the acquisition by Parent or the Purchaser of any Shares under the Offer or any Shares pursuant to the Stock Option Agreement, seeking to restrain or prohibit the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, the Stock Option Agreement or any of the other transaction agreements, or seeking to obtain from Goody’s, Parent or the Purchaser any damages that are material in relation to Goody’s and its subsidiaries taken as a whole, (iii) seeking to impose material limitations on the ability of Purchaser, or rendering Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer, the Purchaser Stock Option Agreement, and the Merger, (iv) seeking to impose material limitations on the ability of Purchaser or Parent effectively to exercise full rights of ownership of their Shares or (v) which otherwise is reasonably likely to have a Company Material Adverse Effect;

•	any governmental authority has enacted, issued, promulgated, enforced or entered any order that is then in effect and has the effect of preventing or prohibiting consummation of the Offer or the Merger or otherwise imposing material limitations on the ability of Purchaser and Parent effectively to acquire or hold the business of Goody’s and its subsidiaries;

•	a law has been enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action is taken by any governmental authority, other than the application to the Offer or the Merger of applicable waiting periods under the HSR Act or any foreign antitrust or competition law or regulation, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of the first bullet above;

•	there is a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation or proposed limitation by any foreign or United States governmental authority or agency that has a material adverse effect generally on the extension of credit by banks or other financial institutions;

•	any of the representations and warranties made by Goody’s and contained in the Merger Agreement, except for the representations and warranties of Goody’s appertaining to the number of Shares and Options outstanding prior to the transaction or the Purchaser Stock Option Agreement, is not true and correct in all respects as of the date of the Merger Agreement or as of the scheduled expiration of the Offer or the Offer Payment Date as if made at such time (except for those representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct in all material respects as of such date or with respect to such period), in each case without giving effect to any disclosures made by Goody’s or any of its subsidiaries after the parties execute the Merger Agreement or to any “materiality” or “Company Material Adverse Effect” limitations contained in the Merger Agreement, except where the failure of any such representations and warranties to be true and correct would not have a Company Material Adverse Effect, either individually or in the aggregate, or any of the representations and warranties of Goody’s appertaining to the number of Shares and Options outstanding prior to the transaction under the Merger Agreement shall not be true and correct in all respects as of the date of the Merger Agreement or as of the scheduled expiration of the Offer or the Offer Payment Date as if made at such time;

•	Goody’s has breached or failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant under any of the transaction agreements, which breach or failure to perform cannot be or has not been cured within seven business days after receipt of written notice by Goody’s of such breach, except in the case of Goody’s covenants appertaining to the maintenance of leased and owned real property, if the breach of such covenants was not intentional or willful and would not have, individually or in the aggregate, a Company Material Adverse Effect.

•	any events or changes which have had or which are reasonably likely to have or constitute, individually or in the aggregate, a Company Material Adverse Effect have occurred;

•	the Merger Agreement has been terminated in accordance with its terms;

•	the Goody’s Board or any of its committees (i) has withdrawn, or modified or changed in any manner adverse to Parent or the Purchaser (including by amendment of the Solicitation/ Recommendation Statement on Schedule 14D-9), its recommendation of the Offer, the Merger Agreement, or the Merger, (ii) has recommended another proposal or offer, (iii) has resolved to do any of the foregoing or (iv) has taken a neutral position or made no recommendation with respect to another proposal or offer (other than by Parent or the Purchaser) within ten business days of receipt of such offer;

•	Goody’s has not made any notifications required to be given to any third parties with respect to any contract, in each case on terms satisfactory to Parent or any consents, approvals, permits of, authorizations from, notifications to and filings with any Governmental Authorities required to be made or obtained prior to the consummation of the Offer have not been made or obtained; or

•	any party to the Support Agreement or the Purchaser Stock Option Agreement (other than Parent or the Purchaser) has (i) breached or failed to perform any obligations to tender its Shares, (ii) breached any representations and warranties or failed to perform any other obligations which would reasonably be expected to have a Company Material Adverse Effect or have a material adverse effect on the parties’ abilities to consummate the transactions, or (iii) any of such agreements is not valid, binding and enforceable, which in each case in the sole judgment of Parent makes it inadvisable to proceed with the Offer or with such acceptance for payment or payments.

      The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be waived by Parent and the Purchaser. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

16.	Certain Legal Matters; Regulatory Approvals.
      General. Except as described in this Section 16, based on its examination of publicly available information filed by Goody’s with the SEC and other publicly available information concerning Goody’s, the Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Goody’s business that might be adversely affected by the Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Parent or the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought. While the Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Goody’s business, or certain parts of Goody’s business might not have to be disposed of, any of which could cause the Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15 of this Offer to Purchase.
      State Takeover Laws. Goody’s is incorporated under the laws of the State of Tennessee and its operations are conducted throughout the United States. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or principal places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.
      The Purchaser does not believe that the anti-takeover laws and regulations of any state will by their terms apply to the Offer and the Purchaser has not attempted to comply with any state anti-takeover statute or regulation. Goody’s has represented and warranted to the Purchaser and Parent that Goody’s Board has taken the necessary action to render any potentially applicable anti-takeover or similar statute or regulation, including the Tennessee Investor Protection Act, inapplicable to the Merger Agreement and the transactions contemplated hereby. The Tennessee Investor Protection Act does not apply to the proposed transaction because the Goody’s Board has recommended acceptance of the Offer to Goody’s shareholders. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer and nothing in this Offer to Purchase or any action taken in connection with the Offer is intended as a waiver of such right. If it is asserted that any state anti-takeover statute is applicable to the Offer, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for shares tendered pursuant to the Offer or may be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept for payment, or pay for, any shares tendered pursuant to the Offer. See Section 15 to this Offer to Purchase.
      Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1996 (the “HSR Act”) and the rules promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions may not be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied. Goody’s and the Purchaser have concluded that the consummation of the transactions set forth in the Merger Agreement are subject to the notification and reporting requirements of the HSR Act and plan to make the necessary filings under the HSR Act.
      Shareholder Litigation. On October 11, 2005, a complaint was filed in connection with the Sun Capital IV Merger Agreement and the transactions contemplated thereby. The complaint, which names Goody’s, its directors and certain executive officers as defendants, was brought in the Chancery Court for Knox County, Tennessee (the “Chancery Court”) and is seeking, among other things, certification as a class action, injunctive relief and unspecified damages. The complaint generally alleges that the defendants breached their fiduciary duties by accepting an inadequate offer, by failing to address other acquisition proposals, by taking steps to discourage other acquisition proposals, including an excessive termination fee, and by generally failing to maximize shareholder value. The complaint also alleges that the sale is motivated by the self-interest of Mr. Goodfriend. No interim injunctive relief has yet been sought.
      On October 12, 2005, two complaints were filed in connection with the Sun Capital IV Merger Agreement and the transactions contemplated thereby. The complaints, which name both Goody’s and its directors as defendants, were also brought in the Chancery Court and are seeking, among other things, certification as a class action, a determination that fiduciary duties were breached, injunctive relief against the proposed transaction (and in one case in the alternative to injunctive relief, rescission of the proposed transaction if it has been consummated and unspecified damages). Together, the complaints allege that the defendants breached their fiduciary duties by accepting an inadequate offer, by failing to address other acquisition proposals, by taking steps to discourage other acquisition proposals, including an excessive termination fee (in one case), and by generally failing to maximize shareholder value. On October 14, 2005, the plaintiff in one of these two complaints sought a temporary restraining order against the consummation of the transactions contemplated by the Sun Capital IV Merger Agreement. The Chancery Court granted Goody’s motion for continuance of the initial hearing on this matter until October 26, 2005, relying upon representations from counsel to Goody’s at the hearing that the Sun Capital IV transaction will not be consummated before that date.
      At the resumed hearing in Chancery Court on October 26, 2005, all three of the plaintiffs sought temporary injunctive relief concerning the October 23 Offer and, in particular, the Support Agreement, which had been subject of Goody’s’ October 24, 2005 press release. The Chancery Court heard argument on the motions for injunctive relief and reserved decision until October 27, 2005. At the commencement of the resumed hearing at 9:30 a.m. on October 27, 2005, the Chancery Court was informed by Goody’s’ counsel of the events that had taken place following adjournment of the October 26, 2005 hearing at approximately 3:45 p.m., and specifically that at approximately 2:30 a.m. on October 27, 2005, Goody’s had executed the Merger Agreement and Stock Option Agreement. In light of these events, the Chancery Court declined to issue a temporary injunction the objective of which had been effectively mooted by the execution of the Merger Agreement. The Chancery Court directed that the three matters be consolidated and appointed lead plaintiffs’ counsel.
      While none of the shareholder lawsuits affect the Offer or the Merger, Goody’s, nonetheless, has notified the Purchaser that it believes the claims are without merit and has filed a motion to dismiss the three consolidated cases. The motion to dismiss has not yet been fully briefed nor has it been argued to the Chancery Court.

17.	Appraisal Rights.
      No appraisal rights are available under Section 48-23-102 of the TBCA in connection with the Offer. Shareholders who sell shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but, rather, will receive the Offer Price.
      Furthermore, no appraisal rights are available under Section 48-23-102 of the TBCA in connection with the Merger, unless the Shares are no longer listed on Nasdaq the date of the consummation of the Merger. If the Shares are delisted from Nasdaq prior to the date of the consummation of the Merger such that shareholders are entitled to appraisal rights in connection with the Merger, shareholders will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before they have to take any action relating thereto.

18.	Fees and Expenses.
      The Purchaser and Parent have retained D.F. King & Co., Inc. to be the Information Agent and Computershare Shareholder Services, Inc. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
      The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
      Neither of Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, to the Information Agent and, in the event that the laws of one or more jurisdictions require the Offer to be made by a licensed broker or dealer, to a broker or dealer licensed in such jurisdiction) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.	Miscellaneous.
      The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.
      NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PARENT OR THE PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.
      The Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Goody’s has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Goody’s Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of these documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7 above.
      This Offer to Purchase should be read together with the Schedule 14D-9 referred to above and issued by Goody’s to its shareholders.
November 10, 2005

GF Acquisition Corp.

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
THE PURCHASER AND CERTAIN AFFILIATES
      The following tables set forth the name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director, executive officer or member (as applicable) of Purchaser, Parent, GMM Trust, GMM Capital LLC and Prentice Capital Management, LP. Prentice Capital Management, LP and GMM Capital LLC each own 50% of the issued and outstanding common stock of Parent. Prentice Capital Management, LP holds its 50% investment in Parent through five different funds that it manages. GMM Trust is the sole member of GMM Capital LLC. Unless otherwise indicated, each such person is a citizen of the United States and each person’s present business address is for the Purchaser, Parent, GMM Capital LLC and GMM Trust is c/o IID LLC, 689 Fifth Avenue, 14th Floor, New York, NY 10022. The present business address for Prentice Capital Management, LP is 623 Fifth Avenue, 32nd Floor, New York, NY 10022.

Purchaser

Present Principal Occupation or Employment;
Name	Title	Material Positions Held During the Past Five Years

Isaac Dabah	Director, President and Chief Executive Officer	Isaac Dabah has served as the Director and Chief Executive Officer of GMM Capital LLC since January 2005. Prior to that, he was the Chief Executive Officer of Gloria Vanderbilt Apparel Corporation, a wholesaler of designer women’s sportswear from 1993 to 2004.
Itzhak Weinstock	Director, Vice President, Chief Financial Officer, Secretary and Treasurer	Itzhak Weinstock has served as the Chief Operating Officer of GMM Capital LLC since June 2005. From 2003 to 2005, he was the Chief Operating Officer of Accessory Network Group LLC, a wholesaler of fashion accessories in New York, and prior to that, he served as Chief Financial Officer of Gloria Vanderbilt Apparel Corporation from 1995-2003.
Michael Zimmerman	Director and Vice President	Michael Zimmerman has served as the general partner and Chief Executive Officer of Prentice Capital Management, LP since 2005. Prior to that, he managed investments in the retail/consumer sector for S.A.C. Capital from 2000 to 2004. Mr. Zimmerman began his investment career at Lazard Asset Management where he worked from 1994-1999 covering retail and consumer companies, homebuilders and utilities. During the period 1999-2000, Mr. Zimmerman worked at Omega Advisors specializing in retail/consumer companies, advising Leon Cooperman, Omega’s Senior Partner.
Charles P. Phillips	Director	Charles Phillips joined Prentice Capital as Chief Operating Officer and as a member of the investment team in 2005. Prior to joining Prentice Capital, Mr. Phillips was a member of the Investment Banking Operating Committee and the founder of the Retail Coverage and High Yield Bond Departments at Morgan Stanley during the 1980s. He was the President of Gleacher & Co. where he worked from 1991 until his retirement in 2003; in that capacity he had extensive involvement in the firm’s M&A, private investment, leverage finance and restructuring activities.

Present Principal Occupation or Employment;
Name	Title	Material Positions Held During the Past Five Years

Michael Weiss	Vice President	Michael Weiss joined Prentice Capital as the Chief Financial Officer and Chief Compliance Officer in 2005. Prior to joining Prentice Capital, Mr. Weiss was the Chief Operating Officer and Chief Financial Officer of Cobble Creek Management LP, a registered investment advisor where he was responsible for all financial, operational and regulatory aspects. From 1996-2003, Mr. Weiss was the Chief Financial Officer and a Partner of Gotham Partners Management Co., L.L.C. where he was responsible for all financial and operational aspects of various investment vehicles. Mr. Weiss is a Certified Public Accountant and from 1991 to 1996 was a senior auditor at Ernst & Young in its hedge fund practice.

Parent

Present Principal Occupation or Employment;
Name	Title	Material Positions Held During the Past Five Years

Isaac Dabah	Director, President and Chief Executive Officer	Isaac Dabah has served as the Director and Chief Executive Officer of GMM Capital LLC since January 2005. Prior to that, he was the Chief Executive Officer of Gloria Vanderbilt Apparel Corporation, a wholesaler of designer women’s sportswear from 1993 to 2004.
Itzhak Weinstock	Director, Vice President, Chief Financial Officer, Secretary and Treasurer	Itzhak Weinstock has served as the Chief Operating Officer of GMM Capital LLC since June 2005. From 2003 to 2005, he was the Chief Operating Officer of Accessory Network Group LLC, a wholesaler of fashion accessories in New York, and prior to that, he served as Chief Financial Officer of Gloria Vanderbilt Apparel Corporation from 1995-2003.
Michael Zimmerman	Director and Vice President	Michael Zimmerman has served as the general partner and Chief Executive Officer of Prentice Capital Management, LP since 2005. Prior to that, he managed investments in the retail/consumer sector for S.A.C. Capital from 2000 to 2004. Mr. Zimmerman began his investment career at Lazard Asset Management where he worked from 1994-1999 covering retail and consumer companies, homebuilders and utilities. During the period 1999-2000, Mr. Zimmerman worked at Omega Advisors specializing in retail/consumer companies, advising Leon Cooperman, Omega’s Senior Partner.
Charles P. Phillips	Director	Charles Phillips joined Prentice Capital as Chief Operating Officer and as a member of the investment team in 2005. Prior to joining Prentice Capital, Mr. Phillips was a member of the Investment Banking Operating Committee and the founder of the Retail Coverage and High Yield Bond Departments at Morgan Stanley during the 1980s. He was the President of Gleacher & Co. where he worked from 1991 until his retirement in 2003; in that capacity he had extensive involvement in the firm’s M&A, private investment, leverage finance and restructuring activities.
Michael Weiss	Vice President	Michael Weiss joined Prentice Capital as the Chief Financial Officer and Chief Compliance Officer in 2005. Prior to joining Prentice Capital, Mr. Weiss was the Chief Operating Officer and Chief Financial Officer of Cobble Creek Management LP, a registered investment advisor where he was responsible for all financial, operational and regulatory aspects. From 1996-2003, Mr. Weiss was the Chief Financial Officer and a Partner of Gotham Partners Management Co., L.L.C. where he was responsible for all financial and operational aspects of various investment vehicles. Mr. Weiss is a Certified Public Accountant and from 1991 to 1996 was a senior auditor at Ernst & Young in its hedge fund practice.

GMM Trust

Present Principal Occupation or Employment;
Name	Title	Material Positions Held During the Past Five Years

Isaac Dabah	Trustee	Isaac Dabah has served as the Director and Chief Executive Officer of GMM Capital LLC since January 2005. Prior to that, he was the Chief Executive Officer of Gloria Vanderbilt Apparel Corporation, a wholesaler of designer women’s sportswear from 1993 to 2004.
Ivette Dabah	Trustee	Ivette Dabah has been a vice president at American Investment Holding, an investment management company, for the past five years.
Donald Hecht	Administrative Trustee	Donald Hecht has been the managing partner of Hecht and Company, P.C., a medium sized Public Accounting firm for the past forty years. Donald Hecht previously served on the board of directors of Tarrant Apparel Group and currently serves on the auditing committee and board of directors of Hanover Direct Incorporated.

GMM Capital LLC

Present Principal Occupation or Employment;
Name	Title	Material Positions Held During the Past Five Years

Isaac Dabah	Director and Chief Executive Officer	Isaac Dabah has served as the Director and Chief Executive Officer of GMM Capital LLC since January 2005. Prior to that, he was the Chief Executive Officer of Gloria Vanderbilt Apparel Corporation, a wholesaler of designer women’s sportswear from 1993 to 2004.
Itzhak Weinstock	Chief Operating Officer	Itzhak Weinstock has served as the Chief Operating Officer of GMM Capital LLC since June 2005. From 2003 to 2005, he was the Chief Operating Officer of Accessory Network Group LLC, a wholesaler of fashion accessories in New York, and prior to that, he served as Chief Financial Officer of Gloria Vanderbilt Apparel Corporation from 1995-2003.

Prentice Capital Management, LP

Present Principal Occupation or Employment;
Name	Title	Material Positions Held During the Past Five Years

Michael Zimmerman	General Partner and Chief Executive Officer	Michael Zimmerman has served as the general partner and Chief Executive Officer of Prentice Capital Management, LP since 2005. Prior to that, he managed investments in the retail/consumer sector for S.A.C. Capital from 2000 to 2004. Mr. Zimmerman began his investment career at Lazard Asset Management where he worked from 1994-1999 covering retail and consumer companies, homebuilders and utilities. During the period 1999-2000, Mr. Zimmerman worked at Omega Advisors specializing in retail/consumer companies, advising Leon Cooperman, Omega’s Senior Partner.
Michael Weiss	Chief Financial Officer and Chief Compliance Officer	Michael Weiss joined Prentice Capital as the Chief Financial Officer and Chief Compliance Officer in 2005. Prior to joining Prentice Capital, Mr. Weiss was the Chief Operating Officer and Chief Financial Officer of Cobble Creek Management LP, a registered investment advisor where he was responsible for all financial, operational and regulatory aspects. From 1996-2003, Mr. Weiss was the Chief Financial Officer and a Partner of Gotham Partners Management Co., L.L.C. where he was responsible for all financial and operational aspects of various investment vehicles. Mr. Weiss is a Certified Public Accountant and from 1991 to 1996 was a senior auditor at Ernst & Young in its hedge fund practice.
Charles P. Phillips	Chief Operating Officer	Charles Phillips joined Prentice Capital as Chief Operating Officer and as a member of the investment team in 2005. Prior to joining Prentice Capital, Mr. Phillips was a member of the Investment Banking Operating Committee and the founder of the Retail Coverage and High Yield Bond Departments at Morgan Stanley during the 1980s. He was the President of Gleacher & Co. where he worked from 1991 until his retirement in 2003; in that capacity he had extensive involvement in the firm’s M&A, private investment, leverage finance and restructuring activities.
      Isaac Dabah, the Executive Director of GMM Capital and a Trustee of GMM Trust, is a manager of Sterling Macro Fund, an investment fund which owns 26,039 shares of Common Stock, or .08% of the outstanding Common Stock of Goody’s. The Purchaser Group expressly disclaims beneficial ownership of the shares of Common Stock which are owned by Sterling Macro Fund.
      Prentice and Michael Zimmerman may be deemed to beneficially own 2,080,100 shares of Common Stock constituting approximately 6.28% of the shares of Common Stock outstanding. Purchaser, Parent, GMM Capital LLC and GMM Trust expressly disclaim beneficial ownership of the shares of Common Stock which are owned by Prentice and Michael Zimmerman.

      Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, Share Certificates and any other required documents should be sent by each shareholder or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of the addresses set forth below:
The Depositary for the Offer Is:
Computershare Shareholder Services, Inc.
By Facsimile Transmission
(For Eligible Institutions Only)
(617) 360-6912
Confirm by Telephone: (781) 575-3839

By Mail:	By Hand:	By Overnight Courier:
Computershare Attn. Corporate Actions PO Box 43014 Providence, RI 02940-3014	Computershare Attn. Corporate Actions 14 Battery Place, 11th Floor New York, NY 10004	Computershare Attn. Corporate Actions 250 Royall St Canton, MA 02021
      Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal, or other related tender offer materials may be obtained from the Information Agent or from brokers, dealers, commercial banks or trust companies.
The Information Agent for the Offer Is:
D.F. King & Co., Inc.
48 Wall Street
22nd Floor
New York, NY 10005
Banks and Brokerage Firms, Please Call: (212) 269-5550
All Others Call Toll-free: (800) 488-8075